As filed with the Securities and Exchange Commission on April 11, 2013

File No. 000-54899

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CARLYLE GMS FINANCE, INC.

(Exact name of registrant as specified in charter)

Maryland	80-0789789
(State or other jurisdiction of incorporation or registration)	(I.R.S. Employer Identification No.)

520 Madison Avenue, 38th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 813-4900

(Registrant’s telephone number, including area code)

with copies to:

Ian J. Sandler General Counsel and Chief Operating Officer Carlyle GMS Finance, Inc. 520 Madison Avenue, 38th Floor New York, NY 10022 (212) 813-4895	William G. Farrar Glen T. Schleyer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

Carlyle GMS Finance, Inc. is filing this Amendment No. 1 to the registration statement on Form 10 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on a voluntary basis in order to permit it to file an election to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and to provide current public information to the investment community and to comply with applicable requirements in the event of the future quotation or listing of its securities on a national securities exchange or other public trading market.

In this Registration Statement, except where the context suggests otherwise:

•	the terms “we,” “us,” “our,” “Company” and “Carlyle GMS Finance” refer to Carlyle GMS Finance, Inc.;

•	the terms “CGMSIM,” “Adviser” and “Investment Adviser” refer to Carlyle GMS Investment Management L.L.C., our investment adviser;

•	the terms “CGMSFA” and “Administrator” refer to Carlyle GMS Finance Administration, LLC, our administrator;

•	the terms “CELF Advisors LLP” and “CELF” refer to CELF Advisors LLP, our sub-administrator;

•	the term “Churchill Financial” refers to Churchill Financial LLC, which presently serves as the collateral manager for Churchill Financial Cayman Ltd. (“Churchill Cayman”);

•	the term “CLO” refers to collateralized loan obligation vehicle;

•

the term “Churchill Financial Loan Investments” refers to all first lien senior secured and second lien loan investments sourced, funded and managed by the Churchill Financial Investment Team (defined below). These first lien senior secured and second lien loan investments were held predominately through Churchill Cayman as well as through affiliated entities in limited circumstances;

•	the term “Loan Investments” refers to first lien senior secured and second lien loans;

•	the term “our Investment Committee” refers to the investment committee at CGMSIM that is responsible for reviewing and approving our investments; and

•

the term “Carlyle” refers to our affiliate, The Carlyle Group L.P., a leading global alternative asset manager with more than $170 billion in assets under management across 113 active funds and 67 fund of funds vehicles as of December 31, 2012, and the term “GMS” refers to Carlyle’s Global Market Strategies platform.

Once this Registration Statement has been deemed effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Shortly after the effectiveness of this Registration Statement, we intend to file an election to be regulated as a BDC under the 1940 Act. Upon filing of such election, we will become subject to the 1940 Act requirements applicable to BDCs.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

•	a contraction of available credit could impair our lending and investment activities;

•	interest rate volatility could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;

•

currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars;

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	the ability of our portfolio companies to achieve their objectives;

•	competition with other entities and our affiliates for investment opportunities;

•	an inability to replicate the historical success of Carlyle, Churchill Financial, Churchill Cayman or the Churchill Financial Loan Investments;

•	the speculative and illiquid nature of our investments;

•	the use of borrowed money to finance a portion of our investments;

•	the adequacy of our financing sources and working capital;

•	the costs associated with being a public entity;

•	the loss of key personnel;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our Investment Adviser to locate suitable investments for us and to monitor and administer our investments;

•	the ability of The Carlyle Group Employee Co., L.L.C. and CELF to attract and retain highly talented professionals that can provide services to our Investment Adviser and administrator;

•	our ability to qualify and maintain our qualification as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code of 1986, as amended, or the “Code,” and as a BDC;

•	the effect of legal, tax and regulatory changes; and

•	the other risks, uncertainties and other factors we identify under “Item 1A. Risk Factors” and elsewhere in this Registration Statement.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Registration Statement should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled “Item 1A. Risk Factors” and elsewhere in this Registration Statement. These forward-looking statements apply only as of the date of this Registration Statement. Moreover, we assume no duty and do not undertake to update the forward-looking statements. Because we are an investment company, the forward-looking statements and projections contained in this Registration Statement are excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

ITEM 1. BUSINESS

Carlyle GMS Finance

We are a newly organized Maryland corporation, formed in February 2012, structured as an externally managed, non-diversified closed-end investment company. We intend to elect to be treated as a BDC under the 1940 Act shortly following effectiveness of this Registration Statement. In addition, for tax purposes we intend to elect to be treated as a RIC under Subchapter M of the Code. We will be externally managed by CGMSIM, an investment adviser that is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CGMSFA will provide the administrative services necessary for us to operate. Both CGMSIM and CGMSFA are wholly owned subsidiaries of Carlyle, a global alternative asset manager with more than $170 billion of assets under management as of December 31, 2012. The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, and, as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Our investment objective is to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies with approximately $10 million to $100 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”). We will seek to achieve our investment objective by investing primarily in first lien senior secured and unitranche loans to private U.S. middle market companies that are, in many cases, controlled by private equity investment firms (“Middle Market Senior Loans”). First lien senior secured loans typically pay interest at rates which are determined periodically on the basis of a floating base lending rate, primarily the London-Interbank Offered Rate (“LIBOR”) plus a premium. “Unitranche” loans are those that typically have a first lien on all assets of the borrower but provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. Depending on market conditions, we expect that between 70% and 80% of the value of our assets (including the amount of any borrowings for investment purposes) will be invested in Middle Market Senior Loans, with the balance invested in higher-yielding investments, which may include middle market junior loans such as corporate mezzanine loans, equity co-investments, broadly syndicated first lien senior secured loans and second lien loans, high-yield bonds, structured products and/or other opportunistic investments (“Opportunistic Investments”). The Middle Market Senior Loans will, if rated, generally be rated below investment grade. We may invest up to 30% of our portfolio opportunistically in “non-qualifying assets.” See “Item 1. Business — Regulation as a Business Development Company — Qualifying Assets.”

Our business model will leverage, through our Adviser, Carlyle’s extensive network of relationships with private equity investment firms, other middle market lenders, financial advisors and experienced management teams to source debt investments in middle market companies and to source other high-yielding investments that provide attractive risk-adjusted returns. We expect that our investments will generally range between $5 million and $25 million, although we expect that the size of our investments may increase as our business grows. However, we do not expect any single investment to be larger than 10% of our gross assets once we are fully invested. We intend to maintain a strong focus on credit quality, including a high level of investment discipline and selectivity. We believe that a significant opportunity exists to achieve attractive risk-adjusted returns in the senior lending space due to a general lack of bank and other financing alternatives for growing middle market companies. We believe that recent-vintage middle market first lien senior secured loans represent attractive investment opportunities as evidenced by their superior pricing, more conservative borrowing terms and prudent deal structures as compared to their larger, broadly syndicated brethren.

The CGMSIM team managing our investments will comprise a majority of the investment team made available to Churchill Financial (“Churchill Financial Investment Team”) along with investment professionals from the broader GMS platform (“CGMSIM Investment Team”).

Churchill Financial is a leading provider of senior debt financing to middle market companies predominately through Churchill Cayman, a $1.4 billion middle market CLO, as of December 31, 2012. On November 18, 2011, Churchill Financial and its primary asset, the collateral management contract of Churchill Cayman, were acquired by Carlyle. The Churchill Financial Investment Team and designated GMS investment professionals will form the exclusive ongoing Carlyle platform for U.S. middle market debt investments. The Churchill Financial Investment Team together with the designated GMS investment professionals will be responsible for sourcing and managing the Company’s Middle Market Senior Loans portfolio as well as the Company’s middle market Opportunistic Investments comprised of junior capital investments (such as mezzanine, second lien loans and equity co-investments). In addition to sourcing and managing the Company’s Middle Market Senior Loans, the Churchill Financial Investment Team will continue to source investments for Churchill Financial in its capacity as the collateral manager for Churchill Cayman until the end of its reinvestment period on July 10, 2014.

We believe our Adviser can leverage Carlyle’s relationships with financial sponsors, senior lenders, financial institutions, hedge funds, mutual funds, placement agents and financial advisory firms to source attractive risk-adjusted return investment opportunities. In addition, we believe investment professionals that are part of the GMS platform have extensive private equity and debt capital markets experience, including negotiating, structuring and investing in first lien senior secured loans, second lien loans, high yield bonds, mezzanine debt, distressed debt and private equity securities, and can assist our Adviser in analyzing, structuring and monitoring its investments. Our Adviser and our Administrator will also have access to certain members of Carlyle’s staff, which as of December 31, 2012, consisted of more than 650 investment professionals and more than 500 administrative professionals who provide accounting, internal audit, finance, legal, compliance, operations, information technology and other administrative services.

Subsequent to our election to be treated as a BDC under the 1940 Act, we expect to close a private offering (the “Private Offering”) of our shares of common stock to investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At each closing of the Private Offering, each investor will make a capital commitment to purchase shares of our common stock pursuant to a subscription agreement entered into with us. Investors will be required to fund drawdowns to purchase shares of our common stock up to the amount of their respective capital commitments on an as-needed basis with a minimum of 10 business days’ prior notice to the investors. We anticipate commencing our loan origination and investment activities contemporaneously with the initial drawdown from investors in the Private Offering (the “Initial Drawdown”). Certain members of our senior management team, Carlyle employees and operating executives, and certain partners and affiliates of Carlyle will commit to purchase at least an aggregate of $40 million of our common stock at the initial closing of the Private Offering (the “Initial Closing”), which is expected to occur shortly after we file our election to be treated as a BDC under the 1940 Act.

In addition, our wholly-owned subsidiary, Carlyle GMS Finance SPV LLC (“Borrower Sub”), has received commitments to enter into a revolving credit facility with various lenders (the “Revolving Credit Facility”). We expect the Revolving Credit Facility will become effective shortly after we have completed the Initial Drawdown. The Revolving Credit Facility is expected to initially provide for secured borrowings up to the lesser of $500 million or the amount of capital commitments we have received, subject to restrictions imposed on borrowings under the 1940 Act and adequate collateral to support such borrowings. We expect the borrowing will be used primarily to fund purchases of Middle Market Senior Loans. We expect the Revolving Credit Facility to provide for a three-year revolving period (with two one-year extension options, subject to Borrower Sub’s and the lenders’ consent) and have a maturity date six years from the date the facility closes (extendable in connection with an extension of the revolving period). Base rate borrowings under the Revolving Credit Facility are expected to bear interest initially at LIBOR plus 2.25% per year. Borrower Sub is also expected to be required to pay a commitment fee of between 0.25% and 1.00% per year depending on the usage of the Revolving Credit Facility. The lenders will have a first lien security interest in all of the assets of Borrower Sub.

As part of the Revolving Credit Facility, Borrower Sub will be subject to limitations as to how borrowed funds may be used including, but not limited to, restrictions on geographic concentrations, sector concentrations, loan size, tenor and investment ratings (or shadow ratings). There are also certain requirements relating to interest coverage and portfolio performance, including limitations on delinquencies and charge offs, violation of which could result in the immediate acceleration of the amounts due under the Revolving Credit Facility. The Revolving Credit Facility will also be subject to a borrowing base that applies different advance rates to assets held by Borrower Sub based generally on the fair market value of such assets. Under certain circumstances, we may be obliged to repurchase loans from Borrower Sub.

We expect the proceeds from the Initial Drawdown and the Revolving Credit Facility will provide us with the necessary seed capital to commence operations. Thereafter, we anticipate raising additional equity capital for investment purposes through additional closings under the Private Offering. We may also undertake an initial public offering of our common stock under the Securities Act if our Board of Directors believes that it is beneficial to our investors and to the extent market conditions become favorable to do so.

We or a wholly-owned subsidiary of ours may also apply for a small business investment company (“SBIC”) license from the Small Business Administration (“SBA”) if we determine that doing so would be beneficial to our stockholders. An SBIC license would allow us greater flexibility in pursuing debt investments in smaller and lower middle market companies and could provide an attractive source of capital through the debt financing provided by the SBA. We can provide no assurance that we will apply for or be successful in obtaining an SBIC license. If we apply for an SBIC license, we may also determine to apply for exemptive relief from the SEC to permit us to exclude the debt that is guaranteed by the SBA from our 200% asset coverage test under the 1940 Act.

About Our Adviser

Our investment activities will be managed by our Investment Adviser, CGMSIM. The principal executive offices of CGMSIM are located at 520 Madison Avenue, 38th Floor, New York, NY 10022, with additional offices in Washington DC, Chicago and Los Angeles. CGMSIM will be responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. CGMSIM is a wholly owned subsidiary of Carlyle.

Our Investment Committee includes Michael J. Petrick, Chairman of our Investment Committee, Head of GMS and Chairman of Carlyle GMS Finance, Kenneth J. Kencel, Managing Director of Carlyle and President and Director of Carlyle GMS Finance, George F. Kurteson, Managing Director of Carlyle, Durant D. Schwimmer, Managing Director of Carlyle, Christopher B. Cox, Principal of Carlyle, Linda Pace, Managing Director of Carlyle and Head of U.S. Structured Credit for GMS, and Prabu Davamanirajan, Managing Director of Carlyle and Chief Risk Officer of GMS.

CGMSIM has entered into a personnel agreement with The Carlyle Group Employee Co., L.L.C. (“Carlyle Employee Co.”) pursuant to which Carlyle Employee Co. will provide CGMSIM with access to the investment professionals that will comprise the CGMSIM Investment Team.

CGMSIM and the CGMSIM Investment Team are supported by a team of finance, operations and administrative professionals currently employed by Carlyle Employee Co. and CELF, subsidiaries of Carlyle. The CGMSIM Investment Team will be comprised of the Churchill Financial Investment Team, and designated GMS investment professionals, who will form the exclusive ongoing Carlyle platform for U.S. middle market debt investments. The Churchill Financial Investment Team and designated GMS investment professionals will be responsible for sourcing and managing the Company’s Middle Market Senior Loans portfolios as well as the Company’s middle market Opportunistic Investments comprised of junior capital investments (such as mezzanine, second lien loans and equity co-investments). In addition to sourcing and managing the Company’s Middle Market Senior Loans, the Churchill Financial Investment Team will continue to source investments for Churchill Financial in its capacity as the collateral manager for Churchill Cayman until the end of its reinvestment period on July 10, 2014.

Founded in 2006, Churchill Financial currently serves as the collateral manager for Churchill Cayman, a $1.4 billion middle market CLO, as of December 31, 2012. Churchill Financial is a provider of senior debt financing to middle market companies and, along with its affiliated entities, has invested $3.0 billion in Loan Investments in 297 companies since its inception in February 2006 through December 31, 2012 and served as titled agent (administrative, syndication or documentation agent) on more than $8.5 billion of Loan Investments credit facilities. During this period, Churchill Financial, and its affiliates, completed Loan Investments transactions with over 100 private equity firms. During 2012, Churchill Financial, and its affiliated entities, committed $535 million in Loan Investments in 57 transactions. As of December 31, 2012, Churchill Cayman had a portfolio of approximately $1.1 billion in Loan Investments (including unfunded commitments) in 131 companies.

The Churchill Financial Investment Team is led by Kenneth J. Kencel and currently includes a team of 13 investment professionals with an average of approximately 20 years of middle market investment experience. Prior to our formation, these investment professionals focused exclusively on originating, underwriting, documenting and monitoring Churchill Financial’s, and its affiliated entities’ investments in middle market companies. The Churchill Financial Investment Team and designated GMS investment professionals will source investments through origination professionals that actively call on over 250 private equity firms, senior lenders, and advisory firms focused on the middle market. The Churchill Financial Investment Team and designated GMS investment professionals will also have access to a dedicated team of underwriting, portfolio management, workout, and restructuring professionals.

The Churchill Financial Investment Team historically has focused on investing in middle market companies with experienced management teams, strong business fundamentals and conservative capital structures. A large majority of the companies financed by Churchill Financial, and its affiliated entities, were or are backed by private equity investment firms with significant equity capital investments in support of these companies. Since inception, Churchill Financial has maintained a strong credit orientation, with a disciplined investment process that relied heavily on conservative underwriting and fundamental credit analysis. Churchill Financial has employed a multi-channel sourcing strategy designed to maximize investment opportunities and ensure a high level of investment selectivity — annually reviewing an average of 429 Loan Investments opportunities and investing, along with its affiliated entities, on average, in approximately 10% of them.

About Carlyle

Carlyle is one of the world’s largest and most diversified multi-product global alternative asset management firms. Carlyle and its affiliates advise an array of specialized investment funds and other investment vehicles that invest across a range of industries, geographies, asset classes and investment strategies. Since its founding in Washington, D.C. in 1987, Carlyle has grown to become a leading global alternative asset manager with more than $170 billion in assets under management across 113 funds and 67 fund of funds vehicles as of December 31, 2012. Carlyle has approximately 1,400 employees, including more than 650 investment professionals, in 33 offices across six continents, and serves over 1,500 carry fund investors from 75 countries.

Carlyle’s GMS platform, established in 1999 with its first high yield fund, advises a group of 57 active funds, as of December 31, 2012, that pursue investment opportunities across various types of credit, equities and alternative instruments, and (with regards to certain macroeconomic strategies) currencies, commodities and interest rate products and their derivatives. These funds include:

Carry Funds. The GMS platform advises six carry funds, with an aggregate of approximately $4 billion in assets under management as of December 31, 2012, in three different strategies: distressed and corporate opportunities (including liquid trading portfolios and control investments); corporate mezzanine (providing subordinated capital to middle market companies); and energy mezzanine opportunities (targeting debt investments in energy and power projects and companies).

Hedge Funds. Through its 55% stake in Claren Road Asset Management, the GMS platform advises two long/short credit hedge funds focusing on the global high grade and high yield markets totaling, in the aggregate, more than $7 billion in assets under management as of December 31, 2012. Through its 55% stake in Emerging Sovereign Group, the GMS platform advises seven emerging markets equities and macroeconomic hedge funds with aggregate assets under management of approximately $3 billion as of December 31, 2012. Additionally, through its 55% stake in Vermillion Asset Management, the GMS platform advises three commodities-focused strategy hedge funds with aggregate assets under management of more than $2 billion as of December 31, 2012.

Structured Credit. The GMS platform’s 39 structured credit CLO funds, with aggregate assets under management of approximately $17 billion as of December 31, 2012, invest primarily in performing senior secured bank loans through structured vehicles and other investment products. Subsequent to December 31, 2012, GMS closed on two additional structured credit funds totaling approximately $1.2 billion.

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement we have entered into with CGMSIM, we will pay CGMSIM a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee.

Base Management Fee

The base management fee will be calculated and payable quarterly in arrears at an annual rate of 1.50% of our gross assets, including assets acquired through the incurrence of debt and excluding cash and cash-equivalents. CGMSIM will not receive any fees on capital commitments not yet invested. Cash and cash-equivalents include any temporary investments in cash-equivalents, U.S. government securities and other high-quality investment grade debt investments that mature in 12 months or less from the date of investment. Prior to the completion of an initial public offering of our common stock that results in an unaffiliated public market float of at least 15% of the aggregate capital commitments received prior to the date of such initial public offering (a “Qualified IPO”), our Investment Adviser will waive its right to receive one-third (0.50%) of the management fee. The fee waiver will terminate if and when a Qualified IPO has been consummated.

Prior to a Qualified IPO, the base management fee will be calculated based on our average daily gross assets during the most recently completed fiscal quarter, and will be appropriately adjusted for any share issuances. Base management fees for any partial quarter will be pro-rated. Following a Qualified IPO, the base management fee will be calculated based on the average value of our gross assets at the end of the two most recently completed fiscal quarters, except for the first quarter following a Qualified IPO, in which case the base management fee will be calculated based on our gross assets as of the end of such fiscal quarter. In each case the base management fee will be appropriately adjusted for any share issuances or repurchases during such fiscal quarter and the base management fees for any partial month or quarter will be pro-rated.

Incentive Fee

The incentive fee has two parts. The first part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. The second part will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement) in an amount equal to 20% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

We will defer payment of any incentive fee otherwise earned by our Investment Adviser if, during the most recent four full calendar quarter period (or, if less, the number of full calendar quarters completed since our Initial Drawdown) ending on or prior to the date such payment is to be made, the sum of (a) the aggregate distributions to our stockholders and (b) the change in net assets (defined as gross assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 6.0% of our net assets (defined as gross assets less indebtedness) at the beginning of such period, provided, that such percentage will be appropriately prorated during the four full calendar quarters immediately following our Initial Drawdown. These calculations will be adjusted for any share issuances or repurchases. Any deferred incentive fees will be carried over for payment in subsequent calculation periods.

Incentive Fee on Pre-Incentive Fee Net Investment Income

Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the base management fee, expenses payable under our administration agreement with CGMSFA (the “Administration Agreement”), and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee).

Pre-incentive fee net investment income does not include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses, or unrealized capital appreciation or depreciation.

Prior to any Qualified IPO of our common stock, pre-incentive fee net investment income, expressed as a rate of return on the average daily Hurdle Calculation Value (as defined below) throughout the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6% annualized). “Hurdle Calculation Value” means, on any given day, the sum of (x) the value of our net assets as of the end of the calendar quarter immediately preceding such day plus (y) the aggregate amount of capital drawn from investors (or reinvested in us pursuant to our dividend reinvestment plan) from the beginning of the current quarter to such day minus (z) the aggregate amount of distributions (including share repurchases) made by us from the beginning of the current quarter to such day (but only to the extent such distributions were not declared and accounted for on our books and records in a previous quarter).

Following a Qualified IPO of our common stock that may occur, pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6% annualized).

Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 1.50% base management fee.

We will pay CGMSIM an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee based on pre-incentive fee net investment income in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle of 1.50%;

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle but is less than 1.875% in any calendar quarter (7.50% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle but is less than 1.875%) as the “catch-up.” The “catch-up” is meant to provide our Investment Adviser with approximately 20% of our pre-incentive fee net investment income as if a hurdle did not apply if this net investment income exceeds 1.875% in any calendar quarter; and

•

20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.50% annualized) will be payable to CGMSIM. This reflects that once the hurdle is reached and the catch-up is achieved, 20% of all pre-incentive fee investment income thereafter is allocated to CGMSIM.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Pre-incentive fee net investment income

Percentage of pre-incentive fee net investment income allocated to

CGMSIM

These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to our Investment Adviser with respect to pre-incentive fee net investment income.

Incentive Fee on Capital Gains

The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains, if any, on a cumulative basis from inception through the date of determination, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees, provided that, the incentive fee determined at the end of the first calendar year of operations may be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee(1):

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(2) = 1.50%

Management fee(3) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses)) = 0.675%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.40%

Hurdle rate(2) = 1.50%

Management fee(3) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses)) = 1.825%

Incentive fee = 20% × pre-incentive fee net investment income, subject to the “catch-up”(5)

= 100% x (1.825%-1.50%)

= 0.325%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 4.00%

Hurdle rate(2) = 1.50%

Management fee(3) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses)) = 3.425%

Incentive fee = 20% × pre-incentive fee net investment income, subject to “catch-up”(5)

Incentive fee = 100% × “catch-up” + (20% × (pre-incentive fee net investment income – 1.875%))

Catch-up = 1.875% – 1.50%

= 0.375%

Incentive fee = (100% × 0.375%) + (20% × (3.425% – 1.875%))

= 0.375% + (20% × 1.55%)

= 0.375% + 0.31%

= 0.685%

(1)	The hypothetical amount of pre-incentive fee net investment income shown is expressed, prior to a Qualified IPO of our common stock, as a rate of return on the average daily Hurdle Calculation Value, and subsequently as a rate of return on the value of our total net assets.
(2)	Represents 6.00% annualized hurdle rate.
(3)	Represents 1.50% annualized management fee.
(4)	Excludes organizational and offering expenses.
(5)	The “catch-up” provision is intended to provide our Investment Adviser with an incentive fee of approximately 20% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 1.875% in any calendar quarter.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

•	Year 3: FMV of Investment B determined to be $25 million.

•	Year 4: Investment B sold for $31 million.

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None.

•	Year 2: $6 million capital gains incentive fee, calculated as follows:

$30 million realized capital gains on sale of Investment A multiplied by 20%.

•	Year 3: None, calculated as follows:(6)

$5 million cumulative fee (20% multiplied by $25 million ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

•	Year 4: $200,000 capital gains incentive fee, calculated as follows:

$6.2 million cumulative fee ($31 million cumulative realized capital gains ($30 million from Investment A and $1 million from Investment B) multiplied by 20%) less $6 million (previous capital gains fee paid in Year 2).

Alternative 2

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

•	Year 4: FMV of Investment B determined to be $35 million.

•	Year 5: Investment B sold for $20 million.

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None.

•	Year 2: $5 million capital gains incentive fee, calculated as follows:

20% multiplied by $25 million ($30 million realized capital gains on sale of Investment A less $5 million unrealized capital depreciation on Investment B).

(6)	If the Investment Advisory Agreement is terminated on a date other than December 31 of any year, we may pay aggregate capital gain incentive fees that are more than the amount of such fees that would have been payable if the Investment Advisory Agreement had been terminated on December 31 of such year. This would occur if the FMV of an investment declined between the time the Investment Advisory Agreement was terminated and December 31.

•	Year 3: $1.4 million capital gains incentive fee, calculated as follows:

$6.4 million cumulative fee (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million (previous capital gains fee paid in Year 2).

•	Year 4: $600,000 capital gains incentive fee, calculated as follows:

$7 million cumulative fee (20% multiplied by $35 million cumulative realized capital gains) less $6.4 million (previous cumulative capital gains fee paid in Year 2 and Year 3).

•	Year 5: None.

$5 million cumulative fee (20% multiplied by $25 million ($35 million cumulative realized capital gains less $10 million realized capital losses)) less $7 million (previous cumulative capital gains fee paid in Years 2, 3 and 4).

CGMSIM Purchases of Stock

We have been informed by CGMSIM that, prior to a Qualified IPO, subject to the receipt of any necessary regulatory approvals, CGMSIM intends to make (or require individual employees or entities in which employees own interests to make) capital commitments to purchase shares of our common stock (the “Pre-IPO Shares”) in an amount equal to approximately 25% of each installment of the net after-tax incentive fee that CGMSIM receives from us. We have also been informed by CGMSIM that, following the completion of a Qualified IPO, CGMSIM intends to purchase shares of our common stock (the “Post-IPO Shares”) in the open market at a purchase price, in the aggregate, equal to approximately 25% of each installment of the net after-tax incentive fee that CGMSIM receives from us, subject to market conditions.

The Pre-IPO Shares and Post-IPO Shares will be subject to securities law and contractual restrictions on transfer. Prior to a Qualified IPO, CGMSIM (or such employees or entities) may not transfer the Pre-IPO Shares except to an affiliate (including an employee) that agrees to be bound by the transfer restrictions. In the case of both Pre-IPO Shares held by CGMSIM (or such employees or entities) upon completion of a Qualified IPO and Post-IPO Shares, contractual restrictions on transfer will expire 180 days after the closing of the final secondary offering provided for our investors pursuant to the Subscription Agreement (the “Release Date”), subject, in the case of Post-IPO Shares, to the additional lock-up periods described in the next paragraph.

After the Release Date, Post-IPO Shares may be transferred after the following additional lock-up periods: (1) with respect to one-third of the Post-IPO Shares purchased in respect of a calendar quarter in which CGMSIM is entitled to receive an Incentive Fee, the period beginning on the last day of such quarter (the “Incentive Fee Date”) and ending on the first anniversary of such Incentive Fee Date, (2) with respect to one-third of such post-IPO Shares, the period beginning on the Incentive Fee Date and ending on the second anniversary of such Incentive Fee Date, and (3) with respect to one-third of such Post-IPO Shares, the period beginning on the Incentive Fee Date and ending on the third anniversary of such Incentive Fee Date. In addition, Post-IPO Shares, like Pre-IPO Shares, may be transferred by CGMSIM to an affiliate (including an employee) that agrees to be bound by the transfer restrictions. If the Investment Advisory Agreement is terminated at any time, the contractual restrictions will terminate. We will grant CGMSIM (or such employees or entities) demand and “piggyback” registration rights that will be available to it after a Qualified IPO.

Our Administrator

CGMSFA, a Delaware limited liability company, will serve as our Administrator. The principal executive offices of CGMSFA are located at 520 Madison Avenue, 38th Floor, New York, New York 10022.

Administration Agreement

Pursuant to the Administration Agreement, which we have entered into with CGMSFA, CGMSFA will furnish us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, CGMSFA will also perform, or oversee the performance of, our required administrative services, which will include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, and being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, CGMSFA will assist us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

Payments under the Administration Agreement will be equal to an amount that reimburses CGMSFA for its costs and expenses and our allocable portion of overhead incurred by CGMSFA in performing its obligations under the Administration Agreement, including our allocable portion of the compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, CGMSFA and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of CGMSFA’s services under the Administration Agreement or otherwise as administrator for Carlyle GMS Finance.

CGMSFA has entered into a sub-administration agreement with Carlyle Employee Co. (the “Carlyle Sub-Administration Agreement”) pursuant to which Carlyle Employee Co. has agreed to provide CGMSFA with access to certain legal, operations, financial, compliance, accounting, internal audit (to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment), clerical and administrative personnel that presently support the CGMSIM Investment Team. Pursuant to the Carlyle Sub-Administration Agreement, CGMSFA has agreed to reimburse Carlyle Employee Co. for its allocable portion of the compensation of any personnel, other than legal department personnel, that Carlyle Employee Co. provides for its use. CGMSFA also has entered into a separate sub-administration agreement with CELF, an affiliate of CGMSIM (the “CELF Sub-Administration Agreement”) pursuant to which CELF has agreed to provide CGMSFA with access to compliance staff, including Matthew Cottrell, our Chief Compliance Officer. Pursuant to the CELF Sub-Administration Agreement, CGMSFA has agreed to reimburse CELF for its allocable portion of the compensatory distributions made and compensation paid to such compliance staff. In addition, CGMSFA, pursuant to a separate sub-administration agreement, has also engaged State Street Bank and Trust Company (“State Street”) to act on behalf of CGMSFA in its performance of certain other administrative services for us (the “State Street Sub-Administration Agreement”). The principal office of State Street is One Lincoln Street, Boston, MA 02111. State Street will also serve as our custodian, transfer agent, distribution paying agent and registrar.

Managerial Assistance

As a BDC, we will offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may also receive fees for these services. CGMSIM will provide, through the personnel made available to us by Carlyle Employee Co., or arrange for the provision of, such managerial assistance on our behalf to portfolio companies that request this assistance, subject to reimbursement of any fees or expenses incurred on our behalf by CGMSIM in accordance with our Advisory Agreement.

Valuation Procedures

We will conduct the valuation of our assets, pursuant to which our net asset value shall be determined, at all times consistent with accounting principles generally accepted in the United States (“GAAP”) and the 1940 Act. Our Board of Directors, with the assistance of our Audit Committee, will determine the fair value of our assets on at least a quarterly basis, in accordance with the terms of FASB Accounting Standards Codification Topic 820, Fair Value Measurement and Disclosures (“ASC 820”). Our valuation procedures are set forth in more detail below.

ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price when an orderly transaction to sell the asset or transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

ASC 820 establishes a hierarchal disclosure framework which ranks the observability of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instruments and their specific characteristics. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value.

The three-level hierarchy for fair value measurement is defined as follows:

Level I — inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The type of financial instruments included in Level I include unrestricted securities, including equities and derivatives, listed in active markets. We will not adjust the quoted price for these instruments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level II — inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The type of financial instruments in this category includes less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities, and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level III — inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities, non-investment grade residual interests in securitizations, collateralized loan obligations, and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the financial instrument.

Pursuant to the framework set forth above, we will value securities/instruments traded in active markets on the measurement date by multiplying the closing price of such traded securities/instruments by the quantity of shares or amount of the instrument held. We may also obtain quotes with respect to certain of our investments, such as our securities/instruments traded in active markets and our liquid securities/instruments that are not traded in active markets, from pricing services, broker quotes, or counterparty marks. Pricing services aggregate, evaluate and report pricing from a variety of sources including observed trades of identical or similar securities, broker quotes, model-based valuations and internal fundamental analysis and research. When doing so, we will determine whether the quote obtained is sufficient according to GAAP to determine the fair value of the security. If determined adequate, we will use the quote obtained and, if not determined adequate, the conclusion will be documented and alternative pricing sources may be sought and utilized including valuation techniques typically utilized for illiquid securities/instruments.

Securities/instruments that are illiquid or for which the pricing source does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Adviser or our Board of Directors, does not represent fair value, shall each be valued as of the measurement date using all techniques appropriate under the circumstances and for which sufficient data is available. These valuation techniques may vary by investment but include comparable public market valuations, comparable precedent transaction valuations and discounted cash flow analyses. The process generally used to determine the applicable value will be as follows: (i) the value of each portfolio company or investment will be initially reviewed by the investment professionals responsible for such portfolio company or investment and, for non-traded investments (non-traded investments are illiquid securities/instruments), a standardized template designed to approximate fair market value based on observable market inputs, updated credit statistics and unobservable inputs will be used to determine a preliminary value; (ii) preliminary valuation conclusions will be documented and reviewed by a valuation committee comprised of members of our senior management; (iii) our Board of Directors will engage one or more third-party valuation firms to provide positive assurance on portions of the portfolio each quarter (such that each non-traded investment will be reviewed by a third-party valuation firm at least once annually) including a review of management’s preliminary valuation and conclusion on fair value; (iv) our Audit Committee will review the assessments of the Adviser and, where appropriate, the respective third-party valuation firms and provide our Board of Directors with any recommendations with respect to changes to the fair value of each investment in our portfolio; and (v) our Board of Directors will discuss the valuation recommendations of the Audit Committee and determine the fair value of each investment in our portfolio in good faith based on the input of the Adviser and, where applicable, the respective third-party valuation firms.

All factors that might materially impact the value of an investment will be considered, including, but not limited to the assessment of the following factors, as relevant:

•	the nature and realizable value of any collateral;

•	call features, put features and other relevant terms of debt;

•	the portfolio company’s leverage and ability to make payments;

•	the portfolio company’s “private letter” credit rating;

•	the portfolio company’s actual and expected earnings and discounted cash flow;

•	prevailing interest rates and spreads for like securities and expected volatility in future interest rates;

•	the markets in which the portfolio company does business and recent economic and/or market events; and

•	comparisons to comparable transactions and publicly traded securities.

Investment performance data utilized will be the most recently available financial statements and compliance certificate received from the portfolio companies as of the measurement date which in many cases may reflect a lag in information.

Securities for which market quotations are not readily available or for which a pricing source is not sufficient may include, but are not limited to, the following:

•	private placements and restricted securities that do not have an active trading market;

•	securities whose trading has been suspended or for which market quotes are no longer available;

•	debt securities that have recently gone into default and for which there is no current market;

•	securities whose prices are stale; and

•	securities affected by significant events.

The Board of Directors will be ultimately responsible for the determination, in good faith, of the fair value of our portfolio investments.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Competition

Our primary competitors in providing financing to middle market companies include public and private funds, other business development companies, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that will not be available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we do, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our potential competitors are not subject to the regulatory restrictions that the 1940 Act and the Code will impose on us. The competitive pressures we will face may have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

Carlyle and its affiliates sponsor several investment funds, accounts and other similar arrangements with strategies overlapping with our strategy, including, without limitation, Churchill Cayman, Carlyle Energy Mezzanine Opportunities Fund and successor funds, Carlyle Strategic Partners series of funds, and for the remaining uncalled capital of its second fund, the Carlyle Mezzanine Partners series of funds, as well as carry funds, hedge funds, managed accounts and structured credit CLO funds. The terms of certain of these investment funds, accounts or other similar arrangements require Carlyle to allocate investment opportunities to such investment funds in priority to allocations to other vehicles, such as us. For example, during the commitment period for Carlyle Energy Mezzanine Opportunities Fund and successor funds, Carlyle is generally obligated to offer any investment opportunities in mezzanine debt investments in energy companies and projects to that fund. As a result, there will likely be circumstances where investments appropriate for us are instead allocated, in whole or in part, to such other investment funds, accounts or other similar arrangements. Where Carlyle otherwise has discretion to allocate investment opportunities among various funds, accounts and other similar arrangements, it should be noted that Carlyle may determine to allocate such investment opportunities away from us. Apart from the circumstances described above, Carlyle will be presented with investment opportunities that generally fall within our investment objective and other Carlyle investment funds or managed accounts, whether focused on a debt strategy or otherwise, and in such circumstances Carlyle will allocate such opportunities among us and such other Carlyle funds on a basis that Carlyle determines to be fair and reasonable taking into account the sourcing of the transaction, the nature of the investment focus of each such other Carlyle investment fund, the relative amounts of capital available for investment, the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals, any requirements contained in the partnership agreements of such other Carlyle funds and other considerations deemed relevant by Carlyle in good faith. Consistent with the foregoing, Carlyle expects that other Carlyle investment funds will make investments in the debt of private companies. In addition, Carlyle expects that we will make investments in geographic regions in which other Carlyle investment funds have been or may be specifically organized to invest.

In addition, Carlyle may determine to form future investment vehicles, BDCs or other closed end funds that invest primarily in U.S. middle market debt investments, including Middle Market Senior Loans, sourced and managed by the Churchill Financial Investment Team and designated GMS investment professionals (an “Other Middle Market Vehicle”). If this were to occur, substantially all investment opportunities that would fall within an Other Middle Market Vehicle’s investment objective may also fall within our investment objective. In a more limited number of situations, Churchill Cayman may have overlapping investment opportunities with us prior to the end of Churchill Cayman’s reinvestment period on July 10, 2014. We would generally be required to apply for exemptive relief from the SEC to co-invest in Middle Market Senior Loans with any Other Middle Market Vehicle. Any such exemptive relief, if issued, will be subject to certain terms and conditions and there can be no assurance that such relief will be granted by the SEC. We do not intend to apply for exemptive relief to co-invest with Churchill Cayman. Instead, prior to the end of Churchill Cayman’s reinvestment period on July 10, 2014 and in the absence of the above-mentioned exemptive relief, in the more limited number of situations where such an investment opportunity also meets Churchill Cayman’s investment objective and policy and for which Churchill Cayman also has available funding and investment capacity (an “Overlapping Opportunity”), we and any Other Middle Market Vehicle would alternate investment in Overlapping Opportunities with Churchill Cayman. While Carlyle and CGMSIM will seek to implement this allocation process in a fair and equitable manner under the particular circumstances, there can be no assurance that it will result in equivalent allocation of or participation in investment opportunities or equivalent performance of investments allocated to us as compared to the other entities.

Carlyle may also from time to time form or have financial or operational interests in the management of one or more hedge funds or similar alternative investment vehicles which may be permitted to allocate a portion of their portfolios to long-dated, illiquid, restricted, or other similar securities and investment opportunities (which may include private equity and mezzanine investments), and whose investment strategies may therefore overlap with ours. It is therefore possible that such hedge funds may consider the same investment opportunities as us. Generally, any private debt investments that may be made by such hedge funds would (i) only be made as part of a broader investment portfolio and be limited to a minority percentage of the hedge fund’s overall portfolio and (ii) generally be expected to be passive minority investments, made on an opportunistic basis. Nevertheless, it cannot be completely ruled out that such hedge funds may on any given occasion compete with us for the same investment opportunity.

We expect to use the expertise of the members of our Investment Committee, including Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan and Ms. Pace, and the CGMSIM Investment Team to assess investment risks and determine appropriate pricing for our investments. In addition, we expect that the relationships developed by the CGMSIM Investment Team will enable us to learn about and compete effectively for, financing opportunities with attractive middle market companies in the industries in which we seek to invest. For additional information concerning the competitive risks we face, see “Item IA. Risk Factors — Risks Related to Our Investments — We will operate in a highly competitive market for investment opportunities.”

Staffing

We do not currently have any employees. Kenneth J. Kencel, our President, presently serves as a Managing Director of Carlyle. Karen Vejseli, our Chief Financial Officer and Treasurer, presently serves as a Managing

Director of Carlyle, and Ian J. Sandler, our Chief Operating Officer and General Counsel, presently serves as a Managing Director of Carlyle. They are retained by CGMSFA pursuant to the Carlyle Sub-Administration Agreement, and Matthew Cottrell, our Chief Compliance Officer and Secretary, presently serves as a Director of Carlyle and is retained by CGMSFA pursuant to the CELF Sub-Administration Agreement. Each of these professionals will perform their respective functions for us under the terms of our Administration Agreement.

Our day-to-day investment operations will be managed by CGMSIM. Pursuant to its personnel agreement with Carlyle Employee Co., CGMSIM will have access to Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan and Ms. Pace, who comprise our Investment Committee, and a team of additional experienced investment professionals who, collectively, comprise the CGMSIM Investment Team. CGMSIM may hire additional investment professionals to provide services to Carlyle GMS Finance, based upon its needs, subsequent to our Initial Drawdown. See “Item 1. Business — Investment Advisory Agreement.”

In addition, we will reimburse CGMSFA for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. See “— Administration Agreement.” CGMSFA will then reimburse Carlyle Employee Co. and CELF for the expenses associated with the compensation paid to, or distributions received by, individuals necessary to perform the administrative obligations under the Administration Agreement. However, each of CGMSFA, Carlyle Employee Co. and CELF will waive its right to be reimbursed in the event that any such reimbursements would cause any distributions to our stockholders to constitute a return of capital.

The Private Offering

We expect to enter into separate subscription agreements with a limited number of investors providing for the private placement of shares of our common stock pursuant to the Private Offering. Each investor will make a capital commitment to purchase shares of our common stock pursuant to the subscription agreement. Investors will be required to make capital contributions to purchase shares of our common stock each time we deliver a drawdown notice, which will be issued based on our anticipated investment activities and capital needs and delivered at least 10 business days prior to the required funding date, in an aggregate amount not to exceed each investor’s respective capital commitment. All purchases of our common stock will generally be made pro rata in accordance with remaining capital commitments of all investors, at a per-share price equal to the net asset value per share of our common stock as determined by our Board of Directors (including any committee thereof) as of the end of the most recent calendar quarter prior to the date of the applicable drawdown notice, subject to the limitations of Section 23 under the 1940 Act (which generally prohibits us from issuing common stock at a price below the then-current net asset value, subject to certain exceptions). Upon the earlier to occur of the completion of a Qualified IPO, and the fifth anniversary of the Initial Closing, investors will be released from any further obligation to purchase additional shares of common stock, subject to certain exceptions contained in the subscription agreement. Prior to a Qualified IPO, no investor who participated in the Private Offering will be permitted to sell, assign, transfer or otherwise dispose of its shares or capital commitment unless we provide our prior written consent and the transfer is otherwise made in accordance with applicable law. Certain members of Carlyle GMS Finance’s senior management team, Carlyle employees and operating executives, and certain partners and affiliates of Carlyle will commit to purchase at least an aggregate of $40 million of our common stock at the Initial Closing of the Private Offering, which is expected to occur shortly after we file our election to be regulated as a BDC under the 1940 Act.

While we expect each subscription agreement to reflect the terms and conditions summarized in the preceding paragraph, we reserve the right to enter into subscription agreements that contain terms and conditions not found in the subscription agreements entered into with other investors, subject to applicable law.

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, a trader in securities that elects to use a market-to-market method of accounting for its securities holdings, pension plans and trusts, financial institutions, U.S. persons with a functional currency other than the U.S. dollar, “controlled foreign corporations,” “passive foreign investment companies,” and persons that will hold common stock as a position in a “straddle,” “hedge,” or as part of a “constructive sale” for federal income tax purposes. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Internal Revenue Code of 1986 (the “Code”)). The discussion is based upon the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions all as currently in effect. We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding the Private Offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of this discussion, a “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or resident of the United States;

•	A domestic corporation;

•	A trust if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; or

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock who is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the partnership’s purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in shares of our common stock will depend on the facts of its particular situation. We encourage investors to consult their tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary taxable income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”). The following discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation as a Regulated Investment Company

If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our net taxable income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

If we fail to distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding year (the “Excise Tax Avoidance Requirement”), we will be liable for a 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For this purpose, however, any ordinary income or capital gain net income retained by us that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). We currently intend to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities or foreign currencies (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, or two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

We intend to make distributions in additional shares of our common stock, unless a stockholder elects to receive distributions in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash receive less than 10% of his or her entire distribution in cash. For U.S. federal income tax purposes, the amount of a dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.

Stockholders receiving dividends in shares of our common stock will be required to include the full amount of the dividend (including the portion payable in stock) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to Non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders were to determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price (if any) of our common stock. It is unclear whether and to what extent we will be able to pay taxable dividends of the type described in this paragraph. We may make investments that produce income that is not matched by a corresponding cash receipt by us. Any such income would be treated as income earned by us and therefore would be subject to the distribution requirements of the Code. Such investments may require us to borrow money or dispose of other securities in order to comply with those requirements. However, under the 1940 Act (and possibly certain debt covenants), we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Item 1. Business — Regulation as a Business Development Company — Senior Securities.”

Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. If we are prohibited from making distributions or are unable to raise additional debt or equity capital or sell assets to make distributions, we may not be able to make sufficient distributions to satisfy the Annual Distribution Requirement, and therefore would not be able to maintain our qualification as a RIC. Additionally, we may make investments that result in the recognition of ordinary income rather than capital gain, or that prevent us from accruing a long-term holding period. These investments may prevent us from making capital gain distributions as described below. We intend to monitor our transactions, make the appropriate tax elections and make the appropriate entries in our books and records when we make any such investments in order to mitigate the effect of these rules.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If our expenses in a given year exceed gross taxable income, we would have a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for U.S. federal income tax purposes have aggregate taxable income for several years that we distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, a holder may receive a larger capital gain distribution than the holder would have received in the absence of such transactions.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions we pay to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) generally are taxable to U.S. stockholders at the preferential rates applicable to long-term capital gains. However, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential rates applicable to Qualifying Dividends or the dividends received deduction available to corporations under the Code.

Distributions of our net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) that are properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a reduced rate in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Under our dividend reinvestment plan, our stockholders who do not “opt out” of our dividend reinvestment plan will have their cash dividends and distributions automatically reinvested in additional shares of our common stock, rather than receiving cash dividends and distributions. Any dividends or distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders. A U.S. stockholder will have an adjusted basis in the additional common stock purchased through the plan equal to the cash that would have been received if the stockholder had received the dividend or distribution in cash, unless we were to issue new shares that are trading at or above net asset value, in which case, the stockholder’s basis in the new shares would generally be equal to their fair market value. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include such stockholder’s share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to such stockholder’s allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for its shares of common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the common stock acquired will be increased to reflect the disallowed loss.

In general, individual and other non-corporate U.S. stockholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares, and a maximum tax rate of 23.8% on their net taxable gain after taking into account the Medicare tax, discussed below. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may currently deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

For any period that we are not considered to be a “publicly offered” RIC, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For noncorporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. A publicly offered RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. We anticipate that we will not qualify as a publicly offered RIC immediately after the Private Offering, but we may qualify as a publicly offered RIC for future taxable years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold federal income tax (“backup withholding”) from all taxable distributions to any U.S. stockholder (other than a stockholder that otherwise qualifies for an exemption) (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number generally is his or her social security number. Backup withholding is not an additional tax, and any amount withheld under backup withholding may be refunded or credited against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

If a U.S. stockholder recognizes a loss with respect to common stock of the Company of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder generally must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. stockholders should consult their tax advisors to determine the applicability of these regulations in light of their specific circumstances.

For taxable years beginning after December 31, 2012, a U.S. stockholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. stockholder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. stockholder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. stockholder’s net investment income will generally include its gross dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. stockholders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in shares of the Company’s common stock.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares may have adverse tax consequences as compared to a direct investment in the assets in which we will invest. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders, and we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.

For taxable years beginning before January 1, 2014, properly designated dividends received by a Non-U.S. stockholder are generally exempt from U.S. federal withholding tax when they (1) are paid in respect of our “qualified net interest income” (generally, our U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income), or (2) are paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). However, depending on the circumstances, we may designate all, some or none of our potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a Non-U.S. stockholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or an acceptable substitute or successor form). In the case of shares held through an intermediary, the intermediary may withhold even if we designate the payment as qualified net interest income or qualified short-term capital gain. Non-U.S.

stockholders should contact their intermediaries with respect to the application of these rules to their accounts. Further legislation would be required to make the exemption available in years beyond 2013. There can be no assurance that Congress will extend the pass-through rules for periods after December 31, 2013, or that any such extension will apply to dividends that we distribute after that date. A failure to extend the exemption for interest-related dividends would not affect the treatment of non-U.S. stockholders that qualify for an exemption from U.S. withholding tax on dividends by reason of their special status (for example, foreign government-related entities and certain pension funds resident in favorable treaty jurisdictions).

Actual or deemed distributions of our net capital gains to a stockholder that is a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale or redemption of our common stock, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States,) or, in the case of an individual, the Non-U.S. stockholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a stockholder that is a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the corporate-level tax we pay on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale or redemption of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

Under our dividend reinvestment plan, our stockholders who do not “opt out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. If a distribution is a distribution of our investment company taxable income, is not properly reported by us as a short-term capital gains dividend or interest-related dividend (as discussed above), and it is not effectively connected with a U.S. trade or business of the Non-U.S. stockholder (or, if a treaty applies, is not attributable to a permanent establishment), the amount distributed (to the extent of our current and accumulated earnings and profits) would be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) and only the net after-tax amount would be reinvested in shares of our common stock. If the distribution is effectively connected with a U.S. trade or business of the Non-U.S. stockholder, generally the full amount of the distribution would be reinvested in the plan and would nevertheless be subject to U.S. federal income tax at the ordinary income rates applicable to U.S. persons. The Non-U.S. stockholder would have an adjusted basis in the additional shares of common stock purchased through the plan equal to the cash that would have been received if the stockholder had received the distribution in cash, unless we issue new shares that are trading at or above net asset value, in which case, the stockholder’s basis in the new shares would generally be equal to their fair market value. The additional shares would have a new holding period commencing on the day following the day on which the shares are credited to the Non-U.S. stockholder’s account.

A Non-U.S. stockholder who is a non-resident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Under legislation enacted in March 2010, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of such Non-U.S. persons’ direct and indirect U.S. stockholders and/or U.S. accountholders. Such payments would include U.S.-source dividends (which include dividends on the common stock of the Company) and the gross proceeds from the sale or other disposition of common stock that can produce U.S.-source dividends. However, the Internal Revenue Service has issued proposed regulations providing that such withholding will not apply to payments of dividends made before January 1, 2014 or to payments of gross proceeds from the sale or other disposition of shares of our common stock made before January 1, 2015.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Regulation as a Business Development Company

General

A BDC is regulated under the 1940 Act. A BDC must be organized in the United States for the purpose of investing in or lending to primarily private companies and making significant managerial assistance available to them. A BDC may use capital provided by public stockholders and from other sources to make long-term, private investments in businesses. A publicly-traded BDC provides stockholders the ability to retain the liquidity of a publicly traded stock while sharing in the possible benefits, if any, of investing in primarily privately owned companies. Until a Qualified IPO, we do not intend to list our common stock on a stock exchange and it will not be publicly traded.

We may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC unless authorized by vote of a majority of the outstanding voting securities, as required by the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.

As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we will be required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the BDC. Furthermore, as a BDC, we will be prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

As a BDC, we will generally be required to meet an asset coverage ratio, defined under the 1940 Act as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities, of at least 200% after each issuance of senior securities. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, prior approval by the SEC. As a BDC, we will generally be limited in our ability to invest in any portfolio company in which our Investment Adviser or any of its affiliates currently has an investment or to make any co-investments with our Investment Adviser or its affiliates without an exemptive order from the SEC, subject to certain exceptions.

We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate. The portion of our portfolio invested in securities issued by investment companies ordinarily will subject our stockholders to additional expenses. Our investment portfolio is also subject to diversification requirements by virtue of our intended status to be a RIC for U.S. tax purposes. See “Item 1. Business — Material U.S. Federal Income Tax Considerations” for more information.

We will generally not be able to issue and sell our common stock at a price below net asset value per share. See “Item 1A. Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we will, raise additional capital.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

We will be periodically examined by the SEC for compliance with the 1940 Act.

As a BDC, we will be subject to certain risks and uncertainties. See “Item 1A. Risk Factors — Risks Relating to Our Business and Structure.”

Qualifying Assets

We may invest up to 30% of our portfolio opportunistically in “non-qualifying assets,” which will be driven primarily through opportunities sourced through the GMS platform. However, under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;

ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

(2)	Securities of any eligible portfolio company which we control.

(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

A BDC must have been organized under the laws of, and have its principal place of business in, any state or states within the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Investment Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

Code of Ethics

We and CGMSIM have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain transactions by our personnel. Our codes of ethics generally do not permit investments by our and CGMSIM’s personnel in securities that may be purchased or sold by us.

Compliance Policies and Procedures

We and our Investment Adviser have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and will be required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a Chief Compliance Officer to be responsible for administering the policies and procedures. Matthew Cottrell currently serves as our Chief Compliance Officer.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act imposes a wide variety of new regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our President and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•

pursuant to Rule 13a-15 of the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting and (once we cease to be an emerging growth company under the JOBS Act or, if later, for the year following our first annual report required to be filed with the SEC) must obtain an audit of the effectiveness of internal control over financial reporting performed by our independent registered public accounting firm; and

•

pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the 1934 Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Investment Adviser, CGMSIM. The Proxy Voting Policies and Procedures of CGMSIM are set forth below. The guidelines will be reviewed periodically by CGMSIM and our non-interested directors, and, accordingly, are subject to change.

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, CGMSIM recognizes that it must vote portfolio securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

CGMSIM will vote proxies relating to our portfolio securities in what CGMSIM perceives to be the best interest of our stockholders. CGMSIM will review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by us. Although CGMSIM will generally vote against proposals that may have a negative impact on our portfolio securities, CGMSIM may vote for such a proposal if there exists compelling long-term reasons to do so.

CGMSIM’s proxy voting decisions will be made by our Investment Committee. To ensure that the vote is not the product of a conflict of interest, CGMSIM will require that: (1) anyone involved in the decision making process disclose to our Investment Committee, and disinterested directors, any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision making process or vote administration are prohibited from revealing how CGMSIM intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Information about how CGMSIM voted proxies can be obtained by making a written request for proxy voting information to: Carlyle GMS Investment Management L.L.C., 520 Madison Avenue, 38th Floor, New York, NY 10022.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their non-public personal information. The following information is provided to help investors understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Pursuant to our privacy policy, we will not disclose any non-public personal information concerning any of our stockholders who are individuals unless the disclosure meets certain permitted exceptions under Regulation S-P. We generally will not use or disclose any stockholder information for any purpose other than as required by law.

We may collect non-public information about investors from our subscription agreements or other forms, such as name, address, account number and the types and amounts of investments, and information about transactions with us or our affiliates, such as participation in other investment programs, ownership of certain types of accounts or other account data and activity. We may disclose the information that we collect from our stockholders or former stockholders, as described above, only to our affiliates and service providers and only as allowed by applicable law or regulation. Any party that receives this information will use it only for the services required by us and as allowed by applicable law or regulation, and is not permitted to share or use this information for any other purpose. To protect the non-public personal information of individuals, we permit access only by authorized personnel who need access to that information to provide services to us and our stockholders. In order to guard our stockholders’ non-public personal information, we maintain physical, electronic and procedural safeguards that are designed to comply with applicable law. Non-public personal information that we collect about our stockholders will generally be stored on secured servers located in the United States. An individual stockholder’s right to privacy extends to all forms of contact with us, including telephone, written correspondence and electronic media, such as the Internet.

Pursuant to our privacy policy, we will provide a clear and conspicuous notice to each investor that details our privacy policies and procedures at the time of the investor’s subscription. We will post our privacy policy on our website (http://carlyle.com/our-business/global-market-strategies/carlyle-gms-finance-inc) and promptly update the policy with any amendments.

Reporting Obligations

We will furnish our stockholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law. Upon the effectiveness of our Form 10 under the Exchange Act, we will be required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Exchange Act.

We intend to make available on our website (http://carlyle.com/our-business/global-market-strategies/carlyle-gms-finance-inc) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K.

Stockholders and the public may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (www.sec.gov) that contains such information.

ITEM 1A. RISK FACTORS

Potential investors should be aware that an investment in the Company involves a high degree of risk. There can be no assurance that the Company’s investment objectives will be achieved or that an investor will receive a return of its capital. In addition, there will be occasions when the Adviser and its affiliates may encounter potential conflicts of interest in connection with the Company. The following considerations, in addition to the considerations set forth elsewhere herein, should be carefully evaluated before making an investment in the Company.

Risks Related to Our Investments

We will operate in a highly competitive market for investment opportunities, and will compete with investment vehicles sponsored or advised by our affiliates.

A number of entities will compete with us to make the types of investments that we will target in leveraged companies. We will compete with other BDCs, public and private funds, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity funds. Many of our potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that will not be available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we do, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our potential competitors are not subject to the regulatory restrictions that the 1940 Act and the Code will impose on us. The competitive pressures we will face may have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We will not seek to compete primarily based on the interest rates we will offer, and we believe that some of our competitors may make loans with interest rates that will be comparable to or lower than the rates we will offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

Carlyle and its affiliates sponsor several investment funds, accounts and other similar arrangements with strategies overlapping with our strategy, including, without limitation, Churchill Cayman, Carlyle Energy Mezzanine Opportunities Fund and successor funds, Carlyle Strategic Partners series of funds, and for the remaining uncalled capital of its second fund, the Carlyle Mezzanine Partners series of funds, as well as carry funds, hedge funds and CLO funds. The terms of certain of these investment funds, accounts or other similar arrangements require Carlyle to allocate investment opportunities to such investment funds in priority to allocations to other vehicles, such as us. As a result, there will likely be circumstances where investments appropriate for us are instead allocated, in whole or in part, to such other investment funds, accounts or other similar arrangements. Where Carlyle otherwise has discretion to allocate investment opportunities among various funds, accounts and other similar arrangements, it should be noted that Carlyle may determine to allocate such investment opportunities away from us. Apart from the circumstances described above, Carlyle will be presented with investment opportunities that generally fall within our investment objective and that of other Carlyle investment funds or managed accounts, whether focused on a debt strategy or otherwise, and in such circumstances Carlyle will allocate such opportunities among us and such other Carlyle funds on a basis that Carlyle determines to be fair and reasonable taking into account the sourcing of the transaction, the nature of the investment focus of each such other Carlyle investment fund, the relative amounts of capital available for investment, the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals, any requirements contained in the partnership agreements of such other Carlyle funds and other considerations deemed relevant by Carlyle in good faith. Consistent with the foregoing, Carlyle expects that other Carlyle investment funds will make investments in the debt of private companies. In addition, Carlyle expects we will make investments in geographic regions in which other Carlyle investment funds have been or may be specifically organized to invest.

In addition, Carlyle may determine to form Other Middle Market Vehicles. If this were to occur, substantially all investment opportunities that would fall within an Other Middle Market Vehicle’s investment objective may also fall within our investment objective. In a more limited number of situations, Churchill Cayman may have overlapping investment opportunities with us prior to the end of Churchill Cayman’s reinvestment period on July 10, 2014. We would generally be required to apply for exemptive relief from the SEC to co-invest in Middle Market Senior Loans with any Other Middle Market Vehicle. Any such exemptive relief, if issued, will be subject to certain terms and conditions and there can be no assurance that such relief will be granted by the SEC. We do not intend to apply for exemptive relief to co-invest with Churchill Cayman. Instead, prior to the end of Churchill Cayman’s reinvestment period on July 10, 2014 and in the absence of the above-mentioned exemptive relief, in the more limited number of situations where such an investment opportunity represents an Overlapping Opportunity for Churchill Cayman, we and any Other Middle Market Vehicle would alternate investment in Overlapping Opportunities with Churchill Cayman. While Carlyle and CGMSIM will seek to implement this allocation process in a fair and equitable manner under the particular circumstances, there can be no assurance that it will result in equivalent allocation of or participation in investment opportunities or equivalent performance of investments allocated to us as compared to the other entities.

Carlyle may also from time to time form or have a financial or operational interests in the management of one or more hedge funds or similar alternative investment vehicles which may be permitted to allocate a portion of their portfolios to long-dated, illiquid, restricted, or other similar securities and investment opportunities (which may include private equity and mezzanine investments), and whose investment strategies may therefore overlap with ours. It is therefore possible that such hedge funds may consider the same investment opportunities as us. Generally, any private debt investments that may be made by such hedge funds would (i) only be made as part of a broader investment portfolio and be limited to a minority percentage of the hedge fund’s overall portfolio and (ii) generally be expected to be passive minority investments, made on an opportunistic basis. Nevertheless, it cannot be completely ruled out that such hedge funds may on any given occasion compete with us for the same investment opportunity.

We may not replicate the historical success of Carlyle or Churchill Financial or the Churchill Financial Loan Investments, and our ability to enter into transactions with Carlyle and our other affiliates is restricted.

We cannot provide any assurance that we will replicate the historical success of Carlyle or Churchill Financial or the Churchill Financial Loan Investments, and our investment returns could be substantially lower than the returns achieved by other Carlyle managed funds.

Further, we and certain of our controlled affiliates are prohibited under the 1940 Act from knowingly participating in certain transactions with our upstream affiliates, or our Investment Adviser and its affiliates, without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our upstream affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits “joint” transactions with an upstream affiliate, or our Adviser or its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors. In addition, we and certain of our controlled affiliates are prohibited from buying or selling any security from or to, or entering into joint transactions with, our Adviser and its affiliates, or any person who owns more than 25% of our voting securities or is otherwise deemed to control, be controlled by, or be under common control with us, absent the prior approval of the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance as described below). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.

In the absence of exemptive relief, we may invest alongside affiliates or their affiliates in certain circumstances where doing so is consistent with applicable law and current regulatory guidance. For example, we may invest alongside such investors consistent with guidance promulgated by the SEC staff permitting us and an affiliated person to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that we negotiate no term other than price. We may, in certain cases, also make investments in securities owned by affiliates that we acquire from non-affiliates. In the absence of exemptive relief, our ability to participate in any restructuring of such investment or other transaction involving the issuer of such investment may be limited, and as a result, we may realize a loss on such investments that might have been prevented or reduced had we not been restricted in participating in such restructuring or other transaction.

Our investments will be risky and speculative.

We will invest primarily in loans to middle market companies whose debt, if rated, is rated below investment grade. Investments rated below investment grade are generally considered higher risk than investment grade instruments.

First Lien Senior Secured Loans. When we make a senior secured term loan investment in a portfolio company, we generally will take a security interest in substantially all of the available assets of the portfolio company, including the equity interests of its domestic subsidiaries, which we expect to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, and, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Unitranche Loans. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans, and may rank junior to other debt instruments issued by the portfolio company. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity.

Junior Debt Investments. Our junior debt investments, such as mezzanine loans, generally would be subordinated to senior loans and would either have junior security interests or be unsecured. As such, other creditors may rank senior to us in the event of insolvency. This may result in an above average amount of risk and loss of principal.

Equity Investments. When we invest in senior secured loans or mezzanine loans, we may acquire equity securities as well. In addition, we may invest directly in the equity securities of portfolio companies. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

In addition, investing in middle market companies involves a number of significant risks, including:

•

these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

•

they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•

they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a portfolio company and, in turn, on us;

•

they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our Investment Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

To the extent we make investments in restructurings and reorganizations they may be subject to greater regulatory and legal risks than other traditional direct investments in portfolio companies.

We may make investments in restructurings that involve, or otherwise invest in the debt securities of, companies that are experiencing or are expected to experience severe financial difficulties. These severe financial difficulties may never be overcome and may cause such companies to become subject to bankruptcy proceedings. As such, these investments could subject us to certain additional potential liabilities that may exceed the value of our original investment therein. For instance, under certain circumstances, payments to us and our distributions to stockholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims. Under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions.

The lack of liquidity in our investments may adversely affect our business.

We will generally make investments in private companies. Substantially all of these investments are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we have material non-public information regarding such portfolio company.

We have not yet identified the portfolio companies we will invest in.

We have not yet identified potential investments for our portfolio that we will acquire with the proceeds of the Private Offering. Our Investment Adviser will select our initial investments prior to our Initial Drawdown and subsequent investments prior to any subsequent drawdown. Our stockholders will have no input with respect to investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our common stock.

Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Although we do not intend to focus our investments in any specific industries, our portfolio may be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under Subchapter M of the Code and under the Revolving Credit Facility, we will not have fixed guidelines for diversification, and while we will not target any specific industries, our investments may be concentrated in relatively few industries. As a result, the aggregate returns we will realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of one or more investments. Additionally, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

To the extent we use structured financing vehicles, we could be subject to heightened risk versus holding direct investments in underlying portfolio companies.

To finance investments, we may securitize certain of our investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. Any interest in any such CLO held by the Company may be considered a “non-qualifying asset” for purposes of Section 55 of the 1940 Act.

If we create a CLO, we will depend on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to our stockholders. The ability of a CLO to make distributions or pay dividends will be subject to various limitations, including the terms and covenants of the debt it issues. For example, tests (based on interest coverage or other financial ratios or other criteria) may restrict our ability, as holder of a CLO’s equity interests, to receive cash flow from these investments. There is no assurance any such performance tests will be satisfied. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt. As a result, there may be a lag, which could be significant, between the repayment or other realization on a loan or other assets in, and the distribution of cash out of, a CLO, or cash flow may be completely restricted for the life of the CLO.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to our stockholders.

To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests. Finally, any equity interests that we retain in a CLO will not be secured by the assets of the CLO and we will rank behind all creditors of the CLO.

Capital markets have been in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States and abroad, which may in the future have a negative impact on our business and operations.

The global capital markets have been in a period of disruption in recent years as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of certain major financial institutions. In addition, speculation regarding the inability of Greece and certain other European countries to pay their national debt, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency have resulted in downgrades or downgrade reviews of the debt of Eurozone sovereigns and financial institutions and created uncertainty in the credit markets. Despite actions of the United States federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. These conditions could continue for a prolonged period of time or worsen in the future. While these conditions persist, we and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital. Equity capital may be difficult to raise to the extent we complete an initial public offering and commence trading on an exchange because, subject to some limited exceptions which will apply to us, as a BDC we will generally not be able to issue additional shares of our common stock at a price less than net asset value. In addition, our ability to incur indebtedness (including by issuing preferred stock) will be limited by applicable regulations such that our asset coverage, as defined in the 1940 Act, must equal at least 200% immediately after each time we incur indebtedness. The debt capital that will be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

The illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. As a result, we may realize significantly less than the value at which we will have recorded our investments. In addition, significant changes in the capital markets may have a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations.

The downgrade of the U.S. credit rating or other U.S. credit-related or budget-related concerns could have a significant adverse effect on our business, results of operations and financial condition.

Due to federal budget deficit concerns, S&P downgraded the federal government’s credit rating from AAA to AA+ for the first time in history on August 5, 2011. There may be additional downgrades by S&P or the other two major credit rating agencies, Moody’s and Fitch Ratings. These developments, and the government’s credit concerns in general, including those relating to budget deficit issues or Congress’s failure or potential failure to raise the debt ceiling on a timely basis, could negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the portfolio companies in which we make investments may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods as we will be required to record our investments at their current fair value. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our and our portfolio companies’ funding costs, limit our and our portfolio companies’ access to the capital markets or result in a decision by lenders not to extend credit to us or our portfolio companies. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that we will hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we will actually provide significant managerial assistance to that portfolio company, a bankruptcy court might subordinate all or a portion of our claim to that of other creditors.

Leveraged companies may enter into bankruptcy proceedings at higher rates than companies that are not leveraged and we will invest in debt securities of these companies.

Leveraged companies, such as those in which we plan to invest, may be more prone to bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs of a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Declines in the prices of corporate debt securities and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we will be required to account for our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. The unprecedented declines in prices and liquidity in the corporate debt markets from mid-2007 through early-2010 have resulted in significant net unrealized depreciation in the portfolios of many existing BDCs, reducing their net asset value. Depending on market conditions, we may face similar losses, which could reduce our net asset value and have a material adverse impact on our business, financial condition and results of operations.

Because we generally will not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

Although we may do so in the future, initially we do not intend to hold controlling equity positions in our portfolio companies. Our non-controlling investments may be acquired through trading activities or through direct purchases of securities from the portfolio company. In addition, we may acquire minority equity interests in large transactions in which our level of control over the equity investment is limited. Accordingly, we may not be able to control decisions relating to a minority equity investment, including decisions relating to the management and operation of the portfolio company and the timing and nature of any exit. As a result, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that will be adverse to our interests. Due to the lack of liquidity of the investments that we will typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments. If any of the foregoing were to occur, our financial condition, results of operations and cash flow could suffer as a result.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We will invest primarily in privately held companies. Generally, little public information exists about these companies, and we will be required to rely on the ability of our Investment Adviser to obtain adequate information to evaluate the potential returns from investing in these companies. The due diligence process that our Investment Adviser will undertake in connection with our investments may not reveal all the facts that may be relevant in connection with such investment. If our Investment Adviser is unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. These factors could adversely affect our investment returns as compared to companies investing primarily in the securities of public companies.

Our portfolio companies may incur debt that ranks equally with, or senior to, some of our investments in such companies.

We will invest primarily in Middle Market Senior Loans issued by our portfolio companies. If we invest in second lien, mezzanine or other instruments, our portfolio companies typically may be permitted to incur other debt that ranks equally with, or senior to, such debt instruments. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we will be entitled to receive payments in respect of the debt securities in which we will invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. In such cases, after repaying such senior creditors, such portfolio company may not have sufficient remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we will invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in debt securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although most of our investments are expected to be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

We may expose ourselves to risks if we engage in hedging transactions.

If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, credit default swaps, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates, credit risk premiums, and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. It may not be possible to hedge against an exchange rate or interest rate fluctuation at an acceptable price that is generally anticipated. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the effect of the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. We may determine not to hedge against particular risks, including if we determine that available hedging transactions are not available at an appropriate price.

We will be dependent upon our Investment Adviser’s key investment professionals for our future success.

We will depend on the diligence, skill and network of business contacts of the CGMSIM Investment Team and the GMS platform to source appropriate investments for us. We depend on members of the CGMSIM Investment Team to appropriately analyze our investments and our Investment Committee to approve and monitor our portfolio investments. Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan and Ms. Pace, together with the CGMSIM Investment Team, will evaluate, negotiate, structure, close and monitor our investments. Our future success will depend on the continued service of Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan and Ms. Pace and the other investment professionals available to CGMSIM. Neither we nor CGMSIM has employment agreements with these individuals or other key personnel, and we cannot provide any assurance that unforeseen business, medical, personal or other circumstances would not lead any such individual to terminate his or her relationship with us. The loss of Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan or Ms. Pace, or any of the other senior investment professionals to which CGMSIM has access, could have a material adverse effect on our ability to achieve our investment objective as well as on our financial condition and results of operations. In addition, our contract with CGMSIM is terminable by either party upon 60 days’ notice, and we can offer no assurance that CGMSIM will remain our Investment Adviser.

The principals of CGMSIM are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time. We expect that Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan and Ms. Pace will dedicate a significant portion of their time to our activities; however, they may be engaged in other business activities which could divert their time and attention in the future. In particular, Mr. Petrick will continue to have significant obligations with respect to other funds affiliated with Carlyle as well as his role on Carlyle’s Operating Committee, Ms. Pace will have significant obligations with respect to other structured credit funds managed by Carlyle, Mr. Davamanirajan will have significant obligations in his role as Chief Risk Officer of GMS, and Messrs. Kencel, Kurteson, Schwimmer and Cox will continue to have obligations with respect to Churchill Cayman. In addition, the Churchill Financial Investment Team and designated GMS investment professionals would likely be responsible for sourcing and managing U.S. middle market debt investments for any Other Middle Market Vehicle and would have obligations with respect to investors in any Other Middle Market Vehicle.

Our Investment Adviser may not be able to achieve the same or similar returns as those achieved by its principals while they were employed at prior positions.

Although in the past our Investment Adviser’s principals, including Messrs. Petrick, Kencel, Kurteson, Schwimmer, Cox, Davamanirajan, and Ms. Pace, have held senior positions at a number of investment firms, including Churchill Financial and Carlyle, Mr. Petrick, Mr. Davamanirajan and Ms. Pace have not previously worked with Messrs. Kencel, Kurteson, Schwimmer and Cox and their respective track records and achievements are not necessarily indicative of future results that will be achieved by our Investment Adviser. In their respective roles at such other firms, our Investment Adviser’s principals were part of a larger investment team, and they were not solely responsible for generating investment ideas, but were ultimately responsible for all investment decisions. In addition, such investment teams arrived at investment decisions by consensus of the investment committee of Messrs. Kencel, Kurteson, Schwimmer and Cox.

Risks Relating to an Investment in Our Securities

There is a risk that our stockholders may not receive distributions or that our distributions may not grow over time.

After our Initial Drawdown, we intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot provide any assurance that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

Our stockholders may be required to pay federal income taxes in excess of the cash dividends they receive.

We intend to distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. If too many stockholders elect to receive cash, each stockholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash receive less than 10% of his or her entire distribution in cash. For U.S. federal income tax purposes, the amount of a dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.

Stockholders receiving dividends in shares of our common stock will be required to include the full amount of the dividend (including the portion payable in stock) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders were to determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price (if any) of our common stock. It is unclear whether and to what extent we will be able to pay taxable dividends of the type described in this paragraph. See “Item 1. Business — Material U.S. Federal Income Tax Considerations.”

We are currently in a period of capital markets disruption and recession and do not expect these conditions to improve in the near future; as a result, we may be unable to launch or complete an IPO of our common stock or list our shares on a recognized exchange.

The U.S. capital markets have been experiencing extreme volatility and disruption for several years and we believe that the U.S. economy has not fully emerged from a period of recession. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. We believe these conditions may continue for a prolonged period of time or worsen in the future. A prolonged period of market illiquidity may have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions could also increase our portfolio companies’ funding costs, limit their access to the capital markets or result in a decision by lenders not to extend credit to them. These events could limit our investment originations, limit their ability to grow, negatively impact our operating results, and delay or prevent us from launching or completing an IPO of our common stock or list our shares on a recognized exchange.

Risks Relating to Our Business and Structure

We have no operating history.

We were formed in February 2012. As a result of a lack of operating history, we are subject to many of the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

CGMSIM, the CGMSIM Investment Team, Carlyle and our Directors and Executive Officers have no prior experience managing a BDC.

Our Adviser is newly organized and had no operating history. Additionally, our Adviser, the members of the CGMSIM Investment Team, Carlyle and our Directors and Executive Officers have no prior experience managing a BDC, and the investment philosophy and techniques used by our Investment Adviser to manage an SEC-reporting company may differ from the investment philosophy and techniques previously employed by the investment team in identifying and managing past investments. Accordingly, we can offer no assurance that we will replicate the historical performance of other businesses or companies with which the CGMSIM Investment Team has been affiliated, and our investment returns could be substantially lower than the returns achieved by such other companies.

A disruption in the capital markets and the credit markets could negatively affect our business.

As a BDC, we will seek to maintain our ability to raise additional capital for investment purposes. Without sufficient access to the capital markets or credit markets, we may be forced to curtail our business operations or we may not be able to pursue new business opportunities. Disruptive conditions in the financial industry and the impact of new legislation in response to those conditions could restrict our business operations and could adversely impact our results of operations and financial condition.

If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios imposed upon us by the 1940 Act. Any such failure would affect our ability to issue senior securities, including borrowings, and pay dividends, which could materially impair our business operations. Our liquidity could be impaired further by an inability to access the capital markets. For example, we cannot be certain that we will be able to consummate new borrowing facilities to provide capital for normal operations, including new originations. Reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers. This market turmoil and tightening of credit have led to increased market volatility and widespread reduction of business activity generally.

If we are unable to consummate new facilities on commercially reasonable terms, our liquidity will be reduced significantly. If we consummate new facilities but are then unable to repay amounts outstanding under such facilities, and are declared in default or are unable to renew or refinance these facilities, we would not be able to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility to the credit markets, a severe decline in the value of the U.S. dollar, an economic downturn or an operations problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

Our financial condition and results of operations will depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective and to grow depends on our Investment Adviser’s ability to identify, invest in and monitor companies that meet our investment criteria.

Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser’s structuring of the investment process, its ability to provide competent, attentive and efficient services to us and its ability to access financing for us on acceptable terms. The CGMSIM Investment Team has substantial responsibilities under the Investment Advisory Agreement, may have substantial responsibilities in connection with any Other Middle Market Vehicle, and may also be called upon to provide managerial assistance to our portfolio companies. In addition, our Investment Adviser’s principals have similar responsibilities with respect to the management of Churchill Cayman. Such demands on their time may distract them or slow our rate of investment. In order for us to grow, CGMSIM will need to retain, train, supervise and manage new investment professionals. However, we can offer no assurance that any such investment professionals will contribute effectively to the work of the Investment Adviser. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital to grow because we must distribute most of our income.

We may need additional capital to fund growth in our investments. We expect to issue equity securities in connection with the Private Offering and expect to borrow from financial institutions in the future. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our investment company taxable income to our stockholders to maintain our RIC status. As a result, any such cash earnings may not be available to fund investment originations. We expect to borrow from financial institutions and issue additional debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue preferred stock may be restricted if our total assets are less than 200% of our total borrowings and preferred stock.

Any failure on our part to maintain our status as a BDC or RIC would reduce our operating flexibility, may hinder our achievement of our investment objective, may limit our investment choices and may subject us to greater regulation.

The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets in specified types of “qualifying assets,” primarily in private U.S. companies or thinly-traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. In addition, subject to certain limited exceptions, an investment in an issuer that has outstanding securities listed on a national exchange may be treated as a qualifying asset only if such issuer has a market capitalization that is less than $250 million at the time of such investment. In addition, as a RIC we will be required to satisfy certain source-of-income, diversification and distribution requirements. These constraints, among others, may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective.

Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our stockholders, we may elect to withdraw our status as a BDC. If we decide to withdraw our election, or if we otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility, and could significantly increase our costs of doing business.

Regulations governing our operation as a BDC affect our ability to, and the way in which we will, raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted, as a BDC, to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of total assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders. Furthermore, as a result of issuing senior securities, our common stockholders would also be exposed to typical risks associated with increased leverage, including an increased risk of loss resulting from increased indebtedness.

If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

We will not generally be able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our Board of Directors determines that such sale is in the best interests of us and our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). We do not presently intend to issue our common stock at a price below the then-current net asset value per share of our common stock in connection with the Private Offering. If we raise additional funds by issuing more common stock, including in connection with an IPO, or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and holders of our common stock might experience dilution.

We will borrow money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested and, therefore, increases the risks associated with investing in our securities. Our wholly-owned subsidiary, Borrower Sub, has received commitments to enter into the Revolving Credit Facility, which we expect to become effective shortly after we have completed the Initial Drawdown. The Revolving Credit Facility is expected to initially provide for secured borrowings up to the lesser of $500 million or the amount of capital commitments we have received, subject to restrictions imposed on borrowings under the 1940 Act and adequate collateral to support such borrowings. We expect the Revolving Credit Facility to provide for a three-year revolving period (with two one-year extension options, subject to Borrower Sub’s and the lenders’ consent) and have a maturity date six years from the date the facility closes (extendable in connection with an extension of the revolving period). Base rate borrowings under the Revolving Credit Facility are expected to bear interest initially at LIBOR plus 2.25%. Borrower Sub is also expected to be required to pay a commitment fee of between 0.25% and 1.00% per year depending on the usage of the Revolving Credit Facility. The lenders will have a first lien security interest in all of the assets of Borrower Sub. We initially expect Borrower Sub to have no borrowings outstanding under the Revolving Credit Facility.

Furthermore, the Revolving Credit Facility is expected to impose financial and operating covenants on us and Borrower Sub that restrict our and its business activities. Continued compliance with these covenants will depend on many factors, some of which are beyond our control. Although we believe we and Borrower Sub will remain in compliance, there are no assurances that we or Borrower Sub will continue to comply with the covenants in the Revolving Credit Facility. Failure to comply with these covenants could result in a default under the Revolving Credit Facility that, if Borrower Sub were unable to obtain a waiver from the lenders, could result in the immediate acceleration of the amounts due under the Revolving Credit Facility, and thereby have a material adverse impact on our business, financial condition and results of operations.

In addition, we may borrow from and issue senior debt securities to banks, insurance companies and other lenders in the future. Lenders of these senior securities will have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default.

If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could also negatively affect our ability to make dividend payments on our common stock. Leverage is generally considered a speculative investment technique. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, as the management fee payable to our Investment Adviser, CGMSIM, will be payable based on our gross assets, including those assets acquired through the use of leverage, CGMSIM will have a financial incentive to incur leverage which may not be consistent with our stockholders’ interests. In addition, our common stockholders will bear the burden of any increase in our expenses as a result of leverage, including any increase in the management fee payable to CGMSIM.

As a BDC, we generally will be required to meet a coverage ratio of total assets to total borrowings and other senior securities, which will include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we may not be able to incur additional debt and could be required by law to sell a portion of our investments to repay some debt when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on our Investment Adviser’s and our Board of Directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot provide any assurance that we will be able to obtain credit at all or on terms acceptable to us.

In addition, any debt facility into which we may enter would likely impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. In particular, the Revolving Credit Facility will contain certain financial covenants that, among other things, will require us to maintain a minimum amount of equity and minimum levels of liquidity and to maintain compliance with certain collateral quality and coverage tests.

To the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

To the extent we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income.

In addition, a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to our Investment Adviser with respect to our pre-incentive fee net investment income.

Our portfolio companies may prepay loans, which may have the effect of reducing our investment income if the returned capital cannot be invested in transactions with equal or greater yields.

Senior loans are generally callable at any time, most of them at no premium to par. We will generally be unable to predict the rate and frequency of such repayments. Whether a loan is called will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such portfolio company the ability to replace existing financing with less expensive capital. As market conditions change frequently, we will often be unable to predict when, and if, this may be possible for each of our portfolio companies. In the case of some of these loans, having the loan called early may have the effect of reducing our actual investment income below our expected investment income if the capital returned cannot be invested in transactions with equal or greater yields.

The financial projections of our portfolio companies could prove inaccurate.

We generally evaluate the capital structure of portfolio companies on the basis of financial projections prepared by the management of such portfolio companies. These projected operating results will normally be based primarily on judgments of the management of the portfolio companies. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. General economic conditions, which are not predictable with accuracy, along with other factors may cause actual performance to fall short of the financial projections that were used to establish a given portfolio company’s capital structure. Because of the leverage that is typically employed by our portfolio companies, this could cause a substantial decrease in the value of our investment in the portfolio company. The inaccuracy of financial projections could thus cause our performance to fall short of our expectations.

There will be uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments will be in the form of debt investments that are not publicly traded. The fair value of these securities may not be readily determinable. We will value these investments on a quarterly basis in accordance with our valuation policy, which will be at all times consistent with U.S. generally accepted accounting principles, or GAAP. Our Board of Directors will utilize the services of third-party valuation firms to aid it in determining the fair value of these investments. The Board of Directors will discuss valuations and determine the fair value in good faith based on the input of our Investment Adviser and the respective third-party valuation firms. The factors that may be considered in the fair value pricing of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparisons to publicly-traded companies, discounted cash flow, relevant credit market indices, and other relevant factors. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value would be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential conflicts of interest, including the management of other funds affiliated with Carlyle and of Churchill Cayman by our Investment Adviser’s key investment professionals, which could impact our investment returns.

Our executive officers and directors, as well as the other current and future principals of our Investment Adviser, CGMSIM, may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do. Currently, our executive officers, as well as the other principals of our Investment Adviser, manage other funds affiliated with Carlyle and Churchill Cayman. In addition, the Churchill Financial Investment Team and designated GMS investment professionals would likely be responsible for sourcing and managing U.S. middle market debt investments for any Other Middle Market Vehicle. Accordingly, they will have obligations to investors in any Other Middle Market Vehicle, the fulfillment of which obligations may not be in the best interests of, or may be adverse to the interests of, us or our stockholders. The Churchill Financial Investment Team will have investment obligations to the investors of Churchill Cayman until the end of its reinvestment period on July 10, 2014.

In addition, we note that any affiliated investment vehicle currently existing, or formed in the future, and managed by our Investment Adviser or its affiliates, including Churchill Financial or Carlyle, may, notwithstanding different stated investment objectives, have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, CGMSIM may face conflicts in allocating investment opportunities between us and such other entities. Although CGMSIM will endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by our Investment Adviser or an investment manager affiliated with our Investment Adviser, including Churchill Financial or Carlyle. In any such case, when CGMSIM identifies an investment, it will be forced to choose which investment fund should make the investment.

We and our affiliates may own investments at different levels of a portfolio company’s capital structure or otherwise own different classes of a portfolio company’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held. Conflicts may also arise because portfolio decisions regarding our portfolio may benefit our affiliates. Our affiliates may pursue or enforce rights with respect to one of our portfolio companies, and those activities may have an adverse effect on us. As a result, prices, availability, liquidity and terms of our investments may be negatively impacted by the activities of our affiliates, and transactions for us may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

Carlyle considers its “One Carlyle” philosophy and the ability of its professionals to communicate and collaborate across funds, industries and geographies one of its significant competitive strengths. As a result of the expansion of its platform into various lines of business in the alternative asset management industry Carlyle is subject to a number of actual and potential conflicts of interest. In addition, as Carlyle expands its platform, the allocation of investment opportunities among its investment funds, including us, may become more complex. In addressing these conflicts and regulatory requirements across Carlyle’s various businesses, Carlyle has and may continue to implement certain policies and procedures (for example, information barriers) that may reduce the positive synergies that Carlyle has cultivated across these businesses through its “One Carlyle” approach. In addition, we may come into possession of material non-public information with respect to issuers in which we may be considering making an investment. As a consequence, we may be precluded from providing such information or other ideas to other funds affiliated with Carlyle that benefit from such information. To the extent we or any other funds affiliated with Carlyle fail to appropriately deal with any such conflicts, it could negatively impact our reputation or Carlyle’s reputation and our ability to raise additional funds and the willingness of counterparties to do business with us or result in potential litigation against us. Our communications with Carlyle corporate private equity and real asset investment professionals are subject to certain restrictions as set forth in its information barrier policy. In that regard, it is not generally expected the investment personnel involved in our day-to-day affairs will discuss any issuer-specific information with other members of Carlyle outside the GMS group, such as the personnel devoted to Carlyle’s buyout and real assets activities.

In the ordinary course of business, we may enter into transactions with affiliates and portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, we have implemented certain policies and procedures whereby certain of our executive officers screen each of our transactions for any possible affiliations between the proposed portfolio investment, us, companies controlled by us, stockholders that own more than 5% of us and our employees and directors. We will not enter into any agreements unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, we have taken appropriate actions to seek Board review and approval or exemptive relief for such transaction. Our Board of Directors will review these procedures on an annual basis.

In the course of our investing activities, we will pay management and incentive fees to CGMSIM and reimburse CGMSIM for certain expenses it incurs in accordance with our Investment Advisory Agreement. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments. Accordingly, there may be times when the senior management team of CGMSIM has interests that differ from those of our stockholders, giving rise to a conflict.

We have entered into a royalty-free License Agreement with CIM (defined below), a wholly-owned subsidiary of Carlyle, pursuant to which CIM will grant us a non-exclusive license to use the name “Carlyle.” Under the License Agreement, we have the right to use the “Carlyle” name for so long as CGMSIM or one of its affiliates remains our Investment Adviser. In addition, we will pay CGMSFA, an affiliate of CGMSIM, its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including, compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. These arrangements create conflicts of interest that our Board of Directors will seek to monitor.

The valuation process for certain of our portfolio holdings creates a conflict of interest.

Many of our portfolio investments are expected to be made in the form of securities that are not publicly traded. As a result, our Board of Directors will determine the fair value of these securities in good faith as described above in “There will be uncertainty as to the value of our portfolio investments.” In connection with that determination, investment professionals of CGMSIM may provide our Board of Directors with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. In addition, the interested directors on our Board of Directors have an indirect pecuniary interest in CGMSIM. The participation of CGMSIM’s investment professionals in our valuation process, and the indirect pecuniary interest in our Investment Adviser by the interested directors on our Board of Directors, could result in a conflict of interest as CGMSIM’s management fee is based, in part, on our gross assets and our incentive fees will be based, in part, on unrealized gains and losses.

The Investment Advisory Agreement and the Administration Agreement with CGMSIM and CGMSFA, respectively, were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement with CGMSIM and the Administration Agreement with CGMSFA were negotiated between related parties. Consequently, while the terms of each were subject to approval by our Board of Directors, including a majority of independent directors, such terms, including the advisory fees payable to CGMSIM, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

Our Investment Adviser has not assumed any responsibility to us other than to render the services described in the Investment Advisory Agreement, and it will not be responsible for any action of our Board in declining to follow our Investment Adviser’s advice or recommendations. Pursuant to the Investment Advisory Agreement, our Investment Adviser and its managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it will not be liable to us for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services). We have agreed to the fullest extent permitted by law, to provide indemnification and the right to the advancement of expenses, to each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was a member, manager, officer, employee, agent, controlling person or any other person or entity affiliated with the Adviser with respect to all damages, liabilities, costs and expenses resulting from acts of our Investment Adviser in the performance of their duties under the Investment Advisory Agreement, other than acts not in good faith with the reasonable belief that the conduct was in, or not opposed to, the best interest of the Company, and conduct constituting gross negligence, bad faith, reckless disregard, or willful misfeasance. These protections may lead our Investment Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may be obligated to pay our Investment Adviser incentive compensation even if we incur a loss.

Our Investment Adviser will be entitled to incentive compensation for each calendar quarter in an amount equal to a percentage of the excess of our pre-incentive fee net investment income for that quarter (before deducting incentive compensation) above a performance threshold for that quarter. Our pre-incentive fee net investment income for incentive compensation purposes excludes realized and unrealized capital losses and depreciation that we may incur in the calendar quarter, even if such capital losses or depreciation result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay CGMSIM incentive compensation for a calendar quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter, subject to the deferral provisions.

Our fee structure may induce our Investment Adviser to pursue speculative investments.

The incentive fee payable by us to CGMSIM may create an incentive for CGMSIM to pursue investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The incentive fee payable to our Investment Adviser will be calculated based on a percentage of our return on invested capital. This may encourage our Investment Adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of our common stock. In addition, the Investment Adviser will receive the incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, the Investment Adviser may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The “catch-up” portion of the incentive fee may encourage CGMSIM to accelerate or defer interest payable by portfolio companies from one calendar quarter to another, potentially resulting in fluctuations in timing and dividend amounts.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to CGMSIM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our stockholders will bear his or her share of the management and incentive fee of CGMSIM as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

Moreover, because the base management fee payable to our Adviser will be payable based on our gross assets, including those assets acquired through the use of leverage, CGMSIM will have a financial incentive to incur leverage which may not be consistent with our stockholders’ interests.

We will become subject to corporate-level income tax if we are unable to qualify and maintain our qualification as a regulated investment company under Subchapter M of the Code.

Although we intend to elect to be treated as a RIC under Subchapter M of the Code for 2013 and succeeding tax years, no assurance can be given that we will be able to qualify for and maintain RIC status. To obtain and maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

•

The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary taxable income plus the excess of realized net short-term capital gains over realized net long-term capital losses, if any (the “Annual Distribution Requirement”). Because we may use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•

The income source requirement will be satisfied if we derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities or foreign currencies.

•

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. Failure to meet those requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for RIC tax treatment for any reason or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty satisfying the Annual Distribution Requirement in order to qualify and maintain RIC status if we recognize income before or without receiving cash representing such income.

We may make investments that produce income that is not matched by a corresponding cash receipt by us. Any such income would be treated as income earned by us and therefore would be subject to the distribution requirements of the Code. Such investments may require us to borrow money or dispose of other securities in order to comply with those requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless an “asset coverage” test is met. “Item 1. Business — Regulation as a Business Development Company — Senior Securities.”

If we are prohibited from making distributions or are unable to raise additional debt or equity capital or sell assets to make distributions, we may not be able to make sufficient distributions to satisfy the Annual Distribution Requirement, and therefore would not be able to maintain our qualification as a RIC. Additionally, we may make investments that result in the recognition of ordinary income rather than capital gain, or that prevent us from accruing a long-term holding period. These investments may prevent us from making capital gain distributions as described under “Material U.S. Federal Income Tax Considerations” below.

For any period that we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, stockholders will be taxed as though they received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. We anticipate that we will not qualify as a publicly offered RIC immediately after the Private Offering; we may qualify as a publicly offered RIC for future taxable years. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes.

We are subject to risks in using custodians, administrators and other agents.

We will depend on the services of custodians, administrators, including State Street, and other agents to carry out certain securities transactions and administrative services for us. In the event of the insolvency of a custodian, we may not be able to recover equivalent assets in full as we will rank among the custodian’s unsecured creditors in relation to assets which the custodian borrows, lends or otherwise uses. In addition, our cash held with a custodian may not be segregated from the custodian’s own cash, and we therefore may rank as unsecured creditors in relation thereto. The inability to recover assets from the custodian could have a material impact on our performance.

We will expend significant financial and other resources to comply with the requirements of being a public entity.

As a public entity, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. See “Item 1. Business — Regulation as a Business Development Company — Sarbanes-Oxley Act of 2002.” In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We will be implementing additional procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to our Administrator to compensate them for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirement to hold advisory votes on executive compensation. We will remain an emerging growth company for up to five years following an initial public offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

We do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the market price of our common stock.

We have not previously been required to comply with the requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute (“Section 404”), and we will not be required to comply with all of those requirements until we have been subject to the reporting requirements of the Exchange Act for a specified period of time or the date we are no longer an emerging growth company under the JOBS Act. Accordingly, our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization.

Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an emerging growth company under the JOBS Act. Because we do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. As a public entity, we will be required to complete our initial assessment in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our operations, financial reporting or financial results could be adversely affected. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under the agreements governing any of our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our common stock, to the extent we have completed a Qualified IPO.

Stockholders may be subject to filing requirements under the Exchange Act as a result of an investment in us.

Because our common stock will be registered under the Exchange Act, ownership information for any person who beneficially owns 5% or more of our common stock will have to be disclosed in a Schedule 13D or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, investors who choose to reinvest their dividends may see their percentage stake in us increased to more than 5%, thus triggering this filing requirement. Although we will provide in our quarterly statements the amount of outstanding stock and the amount of the investor’s stock, the responsibility for determining the filing obligation and preparing the filing remains with the investor. In addition, owners of 10% or more of our common stock are subject to reporting obligations under Section 16(a) of the Exchange Act.

Stockholders may be subject to the short-swing profits rules under the Exchange Act as a result of an investment in us.

Persons with the right to appoint a director or who hold more than 10% of a class of our shares may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the issuer profits from the purchase and sale of registered stock within a six-month period.

There may be state licensing requirements.

We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

Investors in the Private Offering will be subject to transfer restrictions.

Prior to the completion of a Qualified IPO, investors who participate in the Private Offering may not sell, assign, transfer or otherwise dispose of (in each case, a “Transfer”) any common stock unless (i) we give consent and (ii) the Transfer is made in accordance with applicable securities laws. No Transfer will be effectuated except by registration of the Transfer on our books. Each transferee must agree to be bound by these restrictions and all other obligations as an investor in us. Following completion of a Qualified IPO, investors will be restricted from selling or disposing of their shares of common stock contractually by a lock-up agreement with the underwriters of the IPO and secondary offerings, and by the terms of the Subscription Agreement. It is possible that, once we are no longer accepting new commitments, we will seek to implement a program intended to provide limited liquidity and price discovery to holders of our common stock through an auction process; however, there can be no assurance that such a program will, in fact, be established or, if established, will provide meaningful levels of liquidity. In the event we implement such a program, investors would be subject to conditions and limitations on Transfers of our common stock made through the program.

Our Board of Directors is authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under the MGCL and our charter, our Board of Directors is authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to the issuance of shares of each class or series, the Board of Directors is required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by our existing common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We currently have no plans to issue preferred stock, but may determine to do so in the future. The issuance of preferred stock convertible into shares of common stock might also reduce the net income per share and net asset value per share of our common stock upon conversion, provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on an investment in our common stock.

Provisions of the MGCL and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of Carlyle GMS Finance or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board of Directors, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our Board of Directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act (Control Share Act) acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Act, the Control Share Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. However, we will amend our bylaws to be subject to the Control Share Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act. The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Act would, if implemented, violate Section 18(i) of the 1940 Act.

As described further in Section V, we have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our Board of Directors in three classes serving staggered three-year terms, and authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, to amend our charter without stockholder approval and to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our Board of Directors has the authority to modify or waive our operating policies and strategies without prior notice (except as required by the 1940 Act) and without stockholder approval. In addition, none of our investment policies is fundamental and any of them may be changed without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Changes in laws or regulations governing our operations may adversely affect our business.

Legal, tax and regulatory changes could occur that may adversely affect us. For example, from time to time the market for private equity transactions has been (and is currently being) adversely affected by a decrease in the availability of senior and subordinated financings for transactions, in part in response to credit market disruptions and/or regulatory pressures on providers of financing to reduce or eliminate their exposure to the risks involved in such transactions.

In addition, as private equity firms become more influential participants in the U.S. and global financial markets and economy generally, there recently has been pressure for greater governmental scrutiny and/or regulation of the private equity industry, in part. It is uncertain as to what form and in what jurisdictions such enhanced scrutiny and/or regulation, if any, on the private equity industry may ultimately take. Therefore, there can be no assurance as to whether any such scrutiny or initiatives will have an adverse impact on the private equity industry, including our ability to effect operating improvements or restructurings of its portfolio companies or otherwise achieve its objectives.

On July 21, 2010, the Dodd-Frank Act was signed into law. Many of the provisions of the Dodd-Frank Act have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the impact of the Dodd-Frank Act on us and our portfolio companies may not be known for an extended period of time, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry and the financial markets (including derivative markets) or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, restrict or further regulate certain of our activities, including derivative trading and hedging activities, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

Our Investment Adviser can resign upon 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Investment Adviser has the right, under the Investment Advisory Agreement, to resign at any time upon 60 days’ written notice, whether we have found a replacement or not. If our Investment Adviser resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Investment Adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations. Moreover, the termination by our Investment Adviser of our Investment Advisory Agreement for any reason will be an event of default under the Revolving Credit Facility which could result in the immediate acceleration of the amounts due under the Revolving Credit Facility.

Our Administrator can resign from its role as Administrator under the Administration Agreement, and a suitable replacement may not be found, resulting in disruptions that could adversely affect our business, results of operations and financial condition.

Our Administrator has the right to resign under the Administration Agreement upon 60 days’ written notice, whether a replacement has been found or not. If our Administrator resigns, it may be difficult to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If a replacement is not found quickly, our business, results of operations and financial condition are likely to be adversely affected and the market price of our common stock may decline. Even if a comparable service provider or individuals to perform such services are retained, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may materially adversely affect our business, results of operations and financial condition.

Any of our three sub-administrators can resign from their respective roles pursuant to the Carlyle Sub-Administration Agreement, the CELF Sub-Administration Agreement and the State Street Sub-Administration Agreement, and suitable replacements may not be found, resulting in disruptions that could adversely affect our business, results of operations and financial condition.

Each of Carlyle Employee Co., CELF and State Street has the right to resign under their respective agreements, the Carlyle Sub-Administration Agreement, the CELF Sub-Administration Agreement and the State Street Sub-Administration Agreement, upon 60 days’ written notice, whether a replacement has been found or not. If any of our sub-administrators resign, it may be difficult to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If a replacement is not found quickly, our business, results of operations and financial condition are likely to be adversely affected and the market price of our common stock may decline. Even if a comparable service provider or individuals to perform such services are retained, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may materially adversely affect our business, results of operations and financial condition.

We, our Investment Adviser or its affiliates may be subject to litigation or regulatory proceedings the results of which could have a material adverse effect on our financial condition or results of operations.

From time to time we, our Investment Adviser or its affiliates may be involved in various legal proceedings, lawsuits and claims incidental to the conduct of their respective businesses. We, our Investment Adviser and its affiliates are also subject to extensive regulation, which may result in regulatory proceedings. To the extent we face adverse outcomes in any such proceedings, our financial condition or results of operations could be materially adversely affected. See “Item 8. Legal Proceedings” for a discussion of certain legal proceedings involving Carlyle and its affiliates.

ITEM 2. FINANCIAL INFORMATION

Discussion of the Company’s Expected Operating Plans

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this Registration Statement. In addition to historical information, the following discussion and other parts of this Registration Statement contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Item 1A. Risk Factors” and “Forward-Looking Statements” appearing elsewhere herein.

Overview

We are a newly organized Maryland corporation, formed in February 2012, structured as an externally managed, non-diversified closed-end investment company. We intend to elect to be treated as a BDC under the 1940 Act shortly following effectiveness of this Registration Statement. In addition, for tax purposes we intend to elect to be treated as a RIC under Subchapter M of the Code. We will be externally managed by CGMSIM, an investment adviser that is registered with the SEC under the Advisers Act. CGMSFA will provide the administrative services necessary for us to operate. Both CGMSIM and CGMSFA are wholly owned subsidiaries of Carlyle, a global alternative asset manager with more than $170 billion of assets under management as of December 31, 2012.

Our investment objective is to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies with approximately $10 million to $100 million of EBITDA. We will seek to achieve our investment objective by investing primarily in Middle Market Senior Loans. First lien senior secured loans typically pay interest at rates which are determined periodically on the basis of a floating base lending rate, primarily LIBOR plus a premium. “Unitranche” loans are those that typically have a first lien on all assets of the borrower but provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. Depending on market conditions, we expect that between 70% and 80% of the value of our assets (including the amount of any borrowings for investment purposes) will be invested in Middle Market Senior Loans, with the balance invested in Opportunistic Investments. The Middle Market Senior Loans will, if rated, generally be rated below investment grade. We may invest up to 30% of our portfolio opportunistically in “non-qualifying assets.” See “Item 1. Business — Regulation as a Business Development Company — Qualifying Assets.”

Our business model will leverage, through our Adviser, Carlyle’s extensive network of relationships with private equity investment firms, other middle market lenders, financial advisors and experienced management teams to source debt investments in middle market companies and to source other high-yielding investments that provide attractive risk-adjusted returns. We expect that our investments will generally range between $5 million and $25 million, although we expect that the size of our investments may increase as our business grows. However, we do not expect any single investment to be larger than 10% of our gross assets once we are fully invested. We intend to maintain a strong focus on credit quality, including a high level of investment discipline and selectivity. We believe that a significant opportunity exists to achieve attractive risk-adjusted returns in the senior lending space due to a general lack of bank and other financing alternatives for growing middle market companies. We believe that recent-vintage middle market first lien senior secured loans represent attractive investment opportunities as evidenced by their superior pricing, more conservative borrowing terms and prudent deal structures as compared to their larger, broadly syndicated brethren.

The CGMSIM Investment Team managing our investments will comprise the Churchill Financial Investment Team, along with investment professionals from the broader GMS platform. On November 18, 2011, Churchill Financial and its primary asset, the collateral management contract of Churchill Cayman, were acquired by Carlyle. The Churchill Financial Investment Team will continue to source investments for Churchill Financial in its capacity as the collateral manager of Churchill Cayman. See “Item 7. Certain Relationships and Related Transactions, and Director Independence.”

We believe our Adviser can leverage Carlyle’s relationships with financial sponsors, senior lenders, financial institutions, hedge funds, mutual funds, placement agents and financial advisory firms to source attractive risk-adjusted return investment opportunities. In addition, we believe investment professionals that are part of the GMS platform have extensive private equity and debt capital markets experience, including negotiating, structuring and investing in first lien senior secured loans, second lien loans, high yield bonds, mezzanine debt, distressed debt and private equity securities, and can assist our Adviser in analyzing, structuring and monitoring its investments. Our Adviser and our Administrator will also have access to certain members of Carlyle’s staff, which as of December 31, 2012 consisted of more than 650 investment professionals and more than 500 administrative professionals who provide accounting, internal audit, finance, legal, compliance, operations, information technology and other administrative services.

Subsequent to our election to be treated as a BDC under the 1940 Act, we expect to close the Private Offering of our shares of common stock to investors in reliance on exemptions from the registration requirements of the Securities Act. At each closing of the Private Offering, each investor will make a capital commitment to purchase shares of our common stock pursuant to a subscription agreement entered into with us. Investors will be required to fund drawdowns to purchase shares of our common stock up to the amount of their respective capital commitments on an as-needed basis with a minimum of 10 business days’ prior notice to the investors. See “Item 1. Business — The Private Offering.” We anticipate commencing our loan origination and investment activities contemporaneously with the Initial Drawdown. Certain members of our senior management team, Carlyle employees and operating executives, and certain partners and affiliates of Carlyle will commit to purchase at least an aggregate of $40 million of our common stock at the Initial Closing, which is expected to occur shortly after we file our election to be regulated as a BDC under the 1940 Act.

We expect the proceeds from the Initial Drawdown and the Revolving Credit Facility will provide us with the necessary seed capital to commence operations. Thereafter, we anticipate raising additional equity capital for investment purposes through additional closings under the Private Offering. We may also undertake an initial public offering of our common stock under the Securities Act if our Board of Directors believes that it is beneficial to our investors and to the extent market conditions become favorable to do so. See “Item 1. Business — The Private Offering.”

We or a wholly-owned subsidiary of ours may also apply for an SBIC license from the SBA if we determine that doing so would be beneficial to our stockholders. An SBIC license would allow us greater flexibility in pursuing debt investments in smaller and lower middle market companies and could provide an attractive source of capital through the debt financing provided by the SBA. We can provide no assurance that we will apply for or be successful in obtaining an SBIC license. If we apply for an SBIC license, we may also determine to apply for exemptive relief from the SEC to permit us to exclude the debt that is guaranteed by the SBA from our 200% asset coverage test under the 1940 Act.

As a BDC, we will be required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies and cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. The Private Offering will significantly increase our capital resources. See “Item 1. Business — Regulation as a Business Development Company.”

Revenues

We plan to generate revenue in the form of interest payable and capital gains on our portfolio investments. We generally expect our portfolio investments, whether in the form of senior loans or investments with similar economic characteristics, to have stated maturities of five to seven years and typically to bear interest at a floating rate. Interest will generally be payable quarterly or semiannually, with some amortization of principal. The remaining principal amount of our debt investments and any accrued but unpaid interest will become due at the maturity date. We expect to originate portfolio investments to a greater extent over time and may generate revenue from origination or structuring fees. In addition, we may generate revenue in the form of commitment fees, fees for providing managerial assistance and possibly consulting fees. Any such fees will be generated in connection with our investments and recognized as earned.

Expenses

Our primary operating expenses will include the payment of: (i) investment advisory fees, including base management fees and incentive fees, to our Investment Adviser, CGMSIM, pursuant to our Investment Advisory Agreement; (ii) costs and other expenses and our allocable portion of overhead incurred by CGMSFA in performing its administrative obligations under our Administration Agreement; and (iii) other operating expenses as detailed below. Our investment advisory fee will compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing, monitoring and servicing our investments. See “Item 1. Business — Investment Advisory Agreement.” We will bear all other expenses of our operations and transactions, including (without limitation except as noted):

•	our initial organization costs and offering costs incurred prior to the filing of our election to be treated as a BDC (the amount in excess of $1,500,000 to be paid by our Adviser);

•	the costs associated with the Private Offering;

•	the costs of any other offerings of our common stock and other securities, if any;

•	calculating individual asset values and our net asset value (including the cost and expenses of any independent valuation firms);

•

expenses, including travel expenses, incurred by the Adviser, or members of the CGMSIM Investment Team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, expenses of enforcing our rights;

•	the base management fee and any incentive fee;

•	certain costs and expenses relating to distributions paid on our shares;

•	administration fees payable under our Administration Agreement and sub-administration agreements, including related expenses;

•	debt service and other costs of borrowings or other financing arrangements;

•	the allocated costs incurred by the Adviser in providing managerial assistance to those portfolio companies that request it;

•	amounts payable to third parties relating to, or associated with, making or holding investments;

•	the costs associated with subscriptions to data services, research-related subscriptions and expenses and quotation equipment and services used in making or holding investments;

•	transfer agent and custodial fees;

•	costs of hedging;

•	commissions and other compensation payable to brokers or dealers;

•	federal and state registration fees;

•	any U.S. federal, state and local taxes, including any excise taxes;

•	independent director fees and expenses;

•

costs of preparing financial statements and maintaining books and records, costs of preparing tax returns, costs of Sarbanes-Oxley compliance and attestation and costs of filing reports or other documents with the SEC (or other regulatory bodies), and other reporting and compliance costs, including registration and listing fees, and the compensation of professionals responsible for the preparation or review of the foregoing;

•

the costs of any reports, proxy statements or other notices to our stockholders (including printing and mailing costs), the costs of any stockholders’ meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters;

•	the costs of specialty and custom software for monitoring risk, compliance and overall portfolio, including any development costs incurred prior to the filing of our election to be treated as a BDC;

•	our fidelity bond;

•	directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	indemnification payments;

•	direct fees and expenses associated with independent audits, agency, consulting and legal costs; and

•

all other expenses incurred by either the Administrator or us in connection with administering our business, including payments under the Administration Agreement for administrative services that will be equal to an amount that reimburses the Administrator for its costs and expenses and our allocable portion of overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment.

From time to time, the Adviser, the Administrator, or their respective affiliates, may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. Each of CGMSFA, Carlyle Employee Co. and CELF will waive its right to be reimbursed in the event that such reimbursements would cause any distributions to our stockholders to constitute a return of capital. All of these expenses will ultimately be borne by our shareholders.

Financial Condition, Liquidity and Capital Resources

We will generate cash from the net proceeds of the Private Offering and any future offerings of securities and cash flows from operations, including earnings on future investments, as well as interest earned from the temporary investment of cash in cash-equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. We may also fund a portion of our investments through borrowings from banks and issuances of senior securities, including before we have fully invested the proceeds of the Private Offering. Our Revolving Credit Facility is expected to initially provide for borrowings up to the lesser of $500 million or the amount of capital commitments received, subject to restrictions imposed on borrowings under the 1940 Act and adequate collateral to support such borrowing. We expect the borrowing will be used primarily to fund purchases of Middle Market Senior Loans. Our Revolving Credit Facility is expected to provide for a three-year revolving period (with two one-year extension options, subject to Borrower Sub’s and the lenders’ consents) and have a maturity date six years from the date the facility closes (extendible in connection with an extension of the revolving period). Base rate borrowings under the Revolving Credit Facility are expected to bear interest initially at LIBOR plus 2.25% per year.

Our primary use of funds is expected to be investments in portfolio companies, cash distributions to holders of our common stock, and the payment of operating expenses. We will also be liable as a borrower under the Revolving Credit Facility.

Hedging

To the extent that any of our senior loans or other investments are denominated in a currency other than U.S. dollars, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of futures, options, swaps and forward contracts. Costs incurred in entering into such contracts or in connection with settling them will be borne by us. We may also enter into credit hedging contracts, such as credit default swaps, that provide income in the event of a default, to hedge against portfolio concentration, company, or industry-specific issues. However, no assurance can be given that such hedging transactions will be entered into or, if they are, that they will be effective.

Distribution Policy

To the extent that we have income available, we intend to distribute quarterly dividends to our stockholders, beginning after our first full quarter following the completion of the Initial Drawdown. The amount of our dividends, if any, will be determined by our Board of Directors. Any dividends to our stockholders will be declared out of assets legally available for distribution. We anticipate that our distributions will generally be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio, and any other income, including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees, that we receive from portfolio companies. However, if we do not generate sufficient taxable earnings during a year, all or part of a distribution may constitute a return of capital. The specific tax characteristics of our dividends and other distributions will be reported to stockholders after the end of each calendar year.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC commencing with our 2013 taxable year. To maintain our qualification as a RIC, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders on an annual basis. In order to avoid certain excise taxes imposed on RICs, we intend to distribute during each calendar year an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gain net income (both long-term and short-term) for the one-year period ending on October 31 of the calendar year; and, (3) any ordinary income and capital gain net income (both long-term and short-term) for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment, pay U.S. federal income tax on such amounts at regular corporate tax rates, and elect to treat such gains as deemed distributions to stockholders. If this happens, stockholders will be treated as if they had received an actual distribution of the capital gains we retain and reinvested the net after-tax proceeds in us. In this situation, stockholders would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to their allocable share of the tax we paid on the capital gains deemed distributed. See “Item 1. Business — Material U.S. Federal Income Tax Considerations.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We intend to make distributions in additional shares of our common stock unless a stockholder elects to receive dividends and/or long-term capital gains distributions in cash. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors receiving distributions paid in the form of additional shares of our common stock would not receive any corresponding cash distributions with which to pay any such applicable taxes. See “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters — Dividend Reinvestment Plan.” Stockholders who hold shares of our common stock in the name of a broker or financial intermediary should contact the broker or financial intermediary regarding an election to receive distributions in cash. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Revolving Credit Facility

In addition, our wholly-owned subsidiary, Borrower Sub, has received commitments to enter into the Revolving Credit Facility with various lenders. We expect the Revolving Credit Facility will become effective shortly after we have completed the Initial Drawdown. The Revolving Credit Facility is expected to initially provide for secured borrowings up to the lesser of $500 million or the amount of capital commitments we have received, subject to restrictions imposed on borrowings under the 1940 Act and adequate collateral to support such borrowings. We expect the borrowing will be used primarily to fund purchases of Middle Market Senior Loans. We expect the Revolving Credit Facility to provide for a three-year revolving period (with two one-year extension options, subject to Borrower Sub’s and the lenders’ consent) and have a maturity date six years from the date the facility closes (extendable in connection with an extension of the revolving period). Base rate borrowings under the Revolving Credit Facility are expected to bear interest initially at LIBOR plus 2.25% per year. Borrower Sub is also expected to be required to pay a commitment fee of between 0.25% and 1.00% per year depending on the usage of the Revolving Credit Facility. The lenders will have a first lien security interest in all of the assets of Borrower Sub.

As part of the Revolving Credit Facility, Borrower Sub will be subject to limitations as to how borrowed funds may be used including, but not limited to, restrictions on geographic concentrations, sector concentrations, loan size, tenor and investment ratings (or shadow ratings). There are also certain requirements relating to interest coverage and portfolio performance, including limitations on delinquencies and charge offs, violation of which could result in the immediate acceleration of the amounts due under the Revolving Credit Facility. The Revolving Credit Facility will also be subject to a borrowing base that applies different advance rates to assets held by Borrower Sub based generally on the fair market value of such assets. Under certain circumstances, we may be obliged to repurchase loans from Borrower Sub.

Other Contractual Obligations

We will have certain commitments pursuant to our Investment Advisory Agreement that we have entered into with CGMSIM. We have agreed to pay a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee. Payments under the Investment Advisory Agreement will be equal to (i) a percentage of the value of our average gross assets and (ii) a two-part incentive fee. See “Item 1. Business — Investment Advisory Agreement.” We have also entered into a contract with CGMSFA to serve as our administrator. Payments under the Administration Agreement will be equal to an amount that reimburses CGMSFA for its costs and expenses and our allocable portion of overhead incurred by CGMSFA in performing its obligations under the Administration Agreement, including our allocable portion of the compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. See “Item 1. Business — Administration Agreement.”

Our Investment Advisory Agreement and Administration Agreement, as well as the Carlyle Sub-Administration Agreement, the CELF Sub-Administration Agreement and the State Street Sub-Administration Agreement, may be terminated by any party without penalty upon not less than 60 days’ written notice to the other. If any of these agreements is terminated, the costs we incur under a new agreement may increase. In addition, we will likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under these agreements. Any new Investment Advisory Agreement would also be subject to approval by our stockholders.

Related Parties

See “Item 7. Certain Relationships and Related Transactions, and Director Independence” for a description of certain transactions and relationships with related parties.

ITEM 3. PROPERTIES

Our headquarters are located at 520 Madison Avenue, 38th Floor, New York, New York 10022, and are provided by Carlyle GMS Finance Administration in accordance with the terms of our Administration Agreement. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In conjunction with our formation, CGMSIM purchased 100 shares of our common stock at a purchase price of $20.00 per share. We expect CGMSIM will be our sole stockholder until the Initial Drawdown and our issuance of shares in connection therewith has been completed.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of seven members, four of whom are not “interested persons” of Carlyle GMS Finance as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals, each of whom also qualifies as an as our “independent director” within the definition set forth in Rule 5605(a)(2) of the NASDAQ Stock Market Rules, as our “independent directors.” Our Board of Directors elects our officers, who serve at the discretion of our Board of Directors. The responsibilities of each director include, among other things, the oversight of our investment activity, the valuation of our assets, and oversight of our financing arrangements. Our Board of Directors has also established an Audit Committee, and may establish additional committees in the future.

Board of Directors and Executive Officers

Directors

Under our charter and bylaws, our directors are divided into three classes. At each annual meeting, directors are elected for staggered terms of three years (other than the initial terms, which extend for up to three years), with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Information regarding our Board of Directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors

Michael J. Petrick	51	Chairman of the Board of Directors	2012	2014
Kenneth J. Kencel	54	President and Director	2012	2016
Eliot P.S. Merrill	42	Director	2013	2015

Independent Directors

Nigel D.T. Andrews	65	Director	2012	2015
William P. Hendry	63	Director	2013	2016
Michael L. Rankowitz	55	Director	2013	2014
John G. Nestor	68	Director	2013	2016

The address for each of our directors is c/o Carlyle GMS Finance, Inc., 520 Madison Avenue, 38th Floor, New York, NY 10022.

Executive Officers Who Are Not Directors

Name	Age	Position
Karen Vejseli	39	Chief Financial Officer and Treasurer
Ian J. Sandler	38	Chief Operating Officer and General Counsel
Matthew Cottrell	40	Chief Compliance Officer and Secretary

Biographical Information

Directors

Our directors have been divided into two groups — interested directors and independent directors. An interested director is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors

Michael J. Petrick has served as the Chairman of our Board of Directors since 2012 and is Chairman of our Investment Committee. He is a Managing Director of Carlyle, Head of GMS, a member of Carlyle’s Operating Committee, and a member of Carlyle’s management committee as of March 14, 2013. As Head of GMS, Mr. Petrick leads Carlyle’s array of structured credit, mezzanine and distressed teams and oversees Carlyle’s interests in hedge funds. Prior to joining Carlyle, Mr. Petrick had a 20-year career at Morgan Stanley. In addition to being Global Head of Institutional Sales and Trading and a member of Morgan Stanley’s Operating Committee and Management Committee, Mr. Petrick presided over numerous businesses at Morgan Stanley, including Global Head of Corporate Credit, Global Head of Non-Investment Grade, Global Head of Distressed Investing, and Global Head of Leveraged Finance and Restructurings. In these various capacities, Mr. Petrick was responsible for a diverse set of asset classes, including equities, commodities, corporate, residential, commercial, proprietary trading, tax and direct investments. Mr. Petrick has served on the boards of DigitalGlobe and Marvel Entertainment. Mr. Petrick graduated with a B.A. in chemistry and economics from Grinnell College in 1984. He earned his M.B.A. in finance from the University of Chicago in 1987. Mr. Petrick’s depth of experience in investment management and capital markets, intimate knowledge of the business and operations of Carlyle’s investment platform, and experience as a director of other public and private companies provides our Board of Directors with valuable insight and leadership.

Kenneth J. Kencel has served as our President and Director since 2012. Mr. Kencel is a member of our Investment Committee and serves as a Managing Director of Carlyle. Mr. Kencel previously served as President and Chief Executive Officer of Churchill Financial from its founding in February 2006 until its acquisition by Carlyle in November 2011. Previously, Mr. Kencel served as Head of Leveraged Finance for RBC Capital Markets, a division of Royal Bank of Canada, from 2001 to 2004. At RBC Capital Markets, Mr. Kencel was responsible for all leveraged finance activities and for managing RBC Capital Markets’ relationships with private equity investment firms, and also served on the firm’s Mezzanine Investment and Debt Capital Markets Underwriting Committees. Prior to joining RBC Capital Markets, Mr. Kencel served as Co-Head of Indosuez Capital, a middle market merchant banking and asset management business. During his over 25-year career, Mr. Kencel has had a broad range of experience in middle market leveraged finance, having been a founder of the high yield finance businesses at both Chase Securities Inc. (now JP Morgan) and SBC Warburg Inc. (now UBS). He serves on the Board of Advisors and is an Adjunct Professor at the McDonough School of Business at Georgetown University. Mr. Kencel received his B.S. in Business Administration, magna cum laude, from Georgetown University and his J.D. from Northwestern University School of Law. Mr. Kencel’s depth of experience in corporate finance, capital markets and financial services, as well as his intimate knowledge of Carlyle GMS Finance’s business and operations, gives our Board of Directors valuable industry-specific knowledge and expertise on these and other matters.

Eliot P.S. Merrill has served on our Board of Directors since 2013. Mr. Merrill is a Managing Director of Carlyle, where he focuses on U.S. buyout opportunities in the telecommunications and media sectors. He is based in New York. Prior to joining Carlyle in 2011, Mr. Merrill was a Principal at Freeman Spogli & Co., a buyout fund with offices in New York and Los Angeles. Prior to that, Mr. Merrill worked at Dillon Read & Co. in the Mergers and Acquisitions Group. Prior to that, Mr. Merrill was a Sail Consultant and Special Project Coordinator for Doyle Sailmakers, Inc. He currently is a member of the Board of Directors of Getty Images and TCW Group. Mr. Merrill has previously served on the boards of AMC Loews and Nielson Company B.V. Mr. Merrill graduated magna cum laude from Harvard College. Mr. Merrill’s depth of experience in investment management and capital markets, intimate knowledge of the business and operations of Carlyle’s investment platform, and experience as a director of other public and private companies provides our Board of Directors with valuable insight.

Independent Directors

Nigel D.T. Andrews has served on our Board of Directors since 2012, and is a member of our Audit Committee. Mr. Andrews currently serves as a director and as a member of the audit and remuneration committees of Old Mutual plc. (since 2002), as a trustee of Victory Funds (since 2002) and as a governor of the London Business School (since 2002) and also manages his own private investments. From 2000 to 2010, Mr. Andrews served on the board of directors of Chemtura Corporation, a NYSE listed company. Mr. Andrews also served as a Managing Director of Internet Capital Group, Inc. from 2000 to 2001. From 1987 to 2000, Mr. Andrews held various senior management positions within General Electric Company, including Executive Vice President of GE Capital from 1993 to 2000 and, prior to that, Vice President and General Manager of GE Plastics-Americas. During Mr. Andrews’ 13-year career with GE, he also served as a Vice President for Corporate Business Development and Strategy reporting to the Chairman of the Board. Prior to joining GE, Mr. Andrews was a partner at Booz Allen Hamilton Inc. He began his career in business management at Shell International Chemical Company. Mr. Andrews received an M.B.A. from the London Business School and a B.Sc. from the University of Sheffield. Mr. Andrew’s broad executive experience with the operations and transactions of industrial and financial services businesses provides our Board of Directors with valuable insights and knowledge that will enhance our ability to achieve our investment objectives.

William P. Hendry has served on our Board of Directors since 2013, and is the Chairman of our Audit Committee. Mr. Hendry currently serves on the Board as a director of FirstCity since August 2010, and Chairman of the Board since August 2011. Mr. Hendry has more than 30 years of experience in the banking industry and headed Bank of Scotland’s operations in the United States before it was acquired in 2009 by Lloyds Banking Group. He launched W.P. Hendry and Associates in February 2009, a bank consulting firm that handles complex business and lending issues. Mr. Hendry has held senior banking positions in Scotland, Northern Ireland, Canada, the Middle East, Africa and the United States. Mr. Hendry has extensive experience in mergers and acquisitions, most notably at Drive Financial Services (a national subprime auto lender) where he led HBOS plc’s investment analysis group in 2000, then becoming Chairman of the Board until the business was sold to Banco Santander in 2006. Mr. Hendry holds an MBA from the University of Strathclyde and completed an advanced management program at Harvard Business School. He is a Fellow of the Institute of Bankers in Scotland and a Fellow of the Institute of Canadian Bankers. Mr. Hendry is an experienced leader whose numerous management positions and global experiences in the financial services sector have provided him with an abundance of skills and valuable insight in handling complex financial transactions and issues, all of which makes him well qualified to serve on our Board.

Michael L. Rankowitz has served on our Board of Directors since 2013, and is a member of our Audit Committee. Mr. Rankowitz has served as a senior advisor to Morgan Stanley, and as a member of its pension committee, since 2006. In 2001, Mr. Rankowitz retired from Morgan Stanley, where he worked for over 20 years, most recently as co-head of global high yield, responsible for risk management, research and sales for high yield, emerging markets, bank debt and distressed securities. He is a formerly a director and chairman of the finance committee of the New York Racing Association. Mr. Rankowitz, with his extensive knowledge of the leveraged finance markets across both loans and bonds, will provide critical insight on risk management and portfolio valuation, and strategic direction on the portfolio across difference market cycles. Mr. Rankowitz, with his extensive knowledge of the leveraged finance markets across both loans and bonds, will provide critical insight on risk management and portfolio valuation, and strategic direction on the portfolio across different market cycles.

John G. Nestor has served on our Board of Directors since 2013, and is a member of our Audit Committee. Mr. Nestor joined Kirtland Capital Partners in March 1986. He is chairman and senior managing partner for this private investment firm. Prior to joining Kirtland Capital, Mr. Nestor worked for 16 years for Continental Illinois Bank. For eight years he focused on lending to small businesses in the Chicago area. In 1977 Mr. Nestor was transferred to Philadelphia where he was involved in commercial lending and in 1979 he moved to Cleveland to manage Continental’s Cleveland Office. Mr. Nestor is a member of the advisory board of Kirtland Capital Partners and is Chairman of SmartSource Computer and Audio Visual Rentals. Mr. Nestor is also a board member for Essex Rental Corp. and Truck Bodies and Equipment International, Inc. Mr. Nestor serves as a trustee of the Kelvin and Eleanor Smith Foundation and the Deaconess Community Foundation. He is also a member of the advisory board of the Beech Brook Leadership Advisory Council. Mr. Nestor is the former chairman of the board of trustees of the Cleveland Foodbank and The Diversity Center. A native of Cleveland, Mr. Nestor attended St. Ignatius High School. He holds an undergraduate degree in business from Georgetown University, an MBA from the University of Notre Dame and an MA in Urban Studies from Loyola University of Chicago. Mr. Nestor is an experienced leader whose numerous board and advisory positions and experiences in the middle markets provide our board valuable insight.

Executive Officers Who Are Not Directors

Karen Vejseli has served as our Chief Financial Officer and Treasurer since 2012 and is a Managing Director of Carlyle and Chief Financial Officer of GMS. Prior to joining Carlyle, Ms. Vejseli served as a Director at AIG, Inc. from 2010 to 2011 where she led global accounting policy implementation for the Chief Accounting Officer and oversaw corporate transaction accounting and tax review, among other responsibilities. Previously, Ms. Vejseli had a 14-year career at Ernst & Young LLP in the asset management practice in New York. Ms. Vejseli was an audit partner at Ernst & Young LLP responsible for serving public asset managers, 1940 Act registered investment companies and other alternative investment vehicles. Ms. Vejseli graduated with a B.B.A. in accounting from Stetson University and earned her Master of Accountancy from Virginia Polytechnic Institute and State University. Ms. Vejseli is a Certified Public Accountant and member of both the American Institute of Certified Public Accountants as well as the New York State Society of Certified Public Accountants.

Ian J. Sandler has served as our Chief Operating Officer and General Counsel since 2012 and is a Managing Director of Carlyle and Chief Operating Officer (COO) and Chief Legal Officer of GMS. Prior to joining Carlyle, Mr. Sandler had a 7-year career at Morgan Stanley. Mr. Sandler was the Global COO for the technology and modeling division. Prior to that role, Mr. Sandler served as the global head for the loan closing business and the COO for the loan and high yield business. During his tenure at Morgan Stanley, Mr. Sandler served on the Loan Syndication and Trading Association (LSTA) Board of Directors from 2005 to 2009 and served as the Vice-Chairman of the LSTA from 2007 to 2009. Prior to working at Morgan Stanley, Mr. Sandler worked as a bankruptcy lawyer at Kramer Levin Naftalis and Frankel. Mr. Sandler received a J.D. from the University of Pennsylvania Law School. He received a Bachelor in General Studies from the University of Michigan. Mr. Sandler holds Series 7, 24 and 63 licenses.

Matthew Cottrell has served as our Chief Compliance Officer and Secretary since 2012 and is a Director of Carlyle based in London. Since joining Carlyle in 2006, Mr. Cottrell has been involved with fund structuring, documentation and management of a range of CLO, low levered, market value and synthetic funds together with regulation, compliance and operations management for GMS in Europe. Prior to joining Carlyle, Mr. Cottrell was a Director in structured finance and credit policy at Fitch Ratings and he practiced as a banking lawyer in the international finance group at Ashurst, an international law firm. Mr. Cottrell holds a B.Sc. (Hons) in Mathematics and Philosophy from Durham University and an LPC from the College of Law. From 1998 to 2002, Mr. Cottrell was a Solicitor of the Supreme Court of England and Wales. He is a CFA charterholder and has a CIMA diploma in management accounting.

Board Leadership Structure

Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to our investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of our service providers. Among other things, our Board of Directors approves the appointment of our Investment Adviser and officers, reviews and monitors the services and activities performed by our Investment Adviser and executive officers, and approves the engagement and reviews the performance of our independent registered public accounting firm.

Under our bylaws, our Board of Directors may designate a Chairman to preside over the meetings of our Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board. We do not have a fixed policy as to whether the Chairman of the Board should be an independent director and believe that we should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on criteria that are in our best interests and our stockholders at such times.

Presently, Mr. Petrick serves as the Chairman of our Board of Directors. Mr. Petrick is an “interested person” of Carlyle GMS Finance as defined in Section 2(a)(19) of the 1940 Act because he presently serves as the Head of GMS. We believe that Mr. Petrick’s extensive knowledge of the financial services industry and capital markets in particular qualify him to serve as the Chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as Mr. Petrick’s relationship with our Investment Adviser provides an effective bridge and encourages an open dialogue between management and our Board of Directors, ensuring that both groups act with a common purpose.

Our Board of Directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is Chairman of the Board, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an Audit Committee comprised solely of independent directors and the appointment of a Chief Compliance Officer, with whom the independent directors meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

We recognize that different board leadership structures are appropriate for companies in different situations. We intend to re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

Board’s Role In Risk Oversight

Our Board of Directors performs its risk oversight function primarily through (a) its standing Audit Committee, which reports to the entire Board of Directors and is comprised solely of independent directors, and (2) active monitoring by our Chief Compliance Officer and of our compliance policies and procedures.

As described below in more detail under “Committees of the Board of Directors,” the Audit Committee assists our Board of Directors in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing the internal audit staff (sourced through the Administrator and Carlyle Employee Co.), accounting and financial reporting processes, our valuation process, our systems of internal controls regarding finance and accounting and audits of our financial statements.

Our Board of Directors also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. Our Board of Directors will annually review a written report from the Chief Compliance Officer discussing the adequacy and effectiveness of our compliance policies and procedures and our service providers. The Chief Compliance Officer’s annual report will address, at a minimum, (a) the operation of our compliance policies and procedures and our service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which our Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the Chief Compliance Officer will meet separately in executive session with the independent directors at least once each year.

We believe that our Board of Director’s role in risk oversight is effective, and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that our asset coverage must equal at least 200% immediately after each time we incur indebtedness, we generally have to invest at least 70% of our total assets in “qualifying assets” and we are not generally permitted to invest in any portfolio company in which one of our affiliates currently has an investment.

We recognize that different board roles in risk oversight are appropriate for companies in different situations. We intend to re-examine the manners in which our Board of Directors administers its oversight function on an ongoing basis to ensure that they continue to meet our needs.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, and may establish additional committees in the future. All directors are expected to attend at least 75% of the aggregate number of meetings of our Board of Directors and of the respective committees on which they serve. We require each director to make a diligent effort to attend all Board of Directors and committee meetings as well as each annual meeting of our stockholders.

Audit Committee

The Audit Committee is currently composed of Messrs. Andrews, Hendry, Rankowitz and Nestor, all of whom are not considered “interested persons” of our company as that term is defined in Section 2(a)(19) of the 1940 Act. Mr. Hendry serves as Chairman of the Audit Committee. Our Board of Directors has determined that Mr. Hendry is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. Messrs. Andrews, Hendry, Rankowitz and Nestor, meet the current independence and experience requirements of Rule 10A-3 of the Exchange Act. The Audit Committee operates pursuant to a charter approved by our Board of Directors, which sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments, selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements, overseeing internal audit staff and periodic filings and receiving our audit reports and financial statements.

Nominating Committee

Nomination for election as a director may be made by the Board of Directors or by stockholders in compliance with the procedures set forth in our bylaws. The Board of Directors does not have a standing nominating committee because it believes the function typically served by this committee is best handled by those directors whose term is not expiring currently.

The Board of Directors seeks candidates who possess the background, skills and expertise to make a significant contribution to our Board, our company and our stockholders. In considering possible candidates for election as a director, the Board takes into account, in addition to such other factors as it deems relevant, the desirability of selecting directors who:

•	are of high character and integrity;

•	are accomplished in their respective fields, with superior credentials and recognition;

•	have relevant expertise and experience upon which to be able to offer advice and guidance to management;

•	have sufficient time available to devote to our affairs;

•	are able to work with the other members of our Board of Directors and contribute to our success;

•	can represent the long-term interests of our stockholders as a whole; and

•	are selected such that our Board of Directors represents a range of backgrounds and experience.

The Board of Directors has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Board of Directors considers and discusses diversity, among other factors, with a view toward the needs of our Board of Directors as a whole. The Board of Directors generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board of Directors, when identifying and recommending director nominees. The Board of Directors believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the goal of creating a Board of Directors that best serves our needs and the interests of our stockholders.

Compensation Committee

We do not have a compensation committee because our executive officers do not receive any direct compensation from us.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers that provide the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we shall indemnify the director or executive officer who is a party to the agreement, or an Indemnitee, including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, to the maximum extent permitted by Maryland law and the 1940 Act.

ITEM 6. EXECUTIVE COMPENSATION

Compensation of Executive Officers

None of our officers receives direct compensation from us. We have agreed to reimburse CGMSFA for our allocable portion of the compensation paid to or compensatory distributions received by our Chief Financial Officer and Chief Compliance Officer. In addition, to the extent that CGMSFA outsources any of its functions, we will pay the fees associated with such functions at cost. As discussed under “Item 7. Certain Relationships and Related Transactions, and Director Independence,” we will agree to reimburse CGMSFA, Carlyle Employee Co., and CELF for our allocable portion of the compensation of any personnel, other than legal department personnel, that they provide for our use.

Compensation of Directors

Our independent directors’ annual fee is $75,000. The independent directors also receive $2,500 ($1,000 if they participate telephonically) plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board meeting and $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended. In addition, the Chairman of the Audit Committee receives an annual fee of $5,000. No compensation is expected to be paid to directors who are “interested persons” with respect to us, as such term is defined in Section  2(a)(19) of the 1940 Act.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTORS INDEPENDENCE

We have entered into or intend to enter into a number of business relationships with affiliated or related parties, including the following:

•	We have entered into an Investment Advisory Agreement with CGMSIM.

•

We have entered into a Placement Agent Agreement with TCG Securities, L.L.C., a licensed broker-dealer and an affiliate of CGMSIM, in connection with the Private Offering, pursuant to which TCG Securities, L.L.C. will receive a placement fee from certain investors in Carlyle GMS Finance, some or all of which fee TCG Securities, L.L.C. may pay to other broker-dealers for their assistance in sourcing qualified investors.

•

CGMSFA, an affiliate of CGMSIM, will provide us with the office facilities and administrative services necessary to conduct day-to-day operations pursuant to the Administration Agreement which we have entered into. We will reimburse CGMSFA for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment.

•

CGMSIM has entered into a personnel agreement with Carlyle Employee Co., an affiliate of CGMSIM, pursuant to which Carlyle Employee Co. has agreed to provide CGMSIM with access to the investment professionals for the CGMSIM Investment Team.

•

CGMSFA has entered into the Carlyle Sub-Administration Agreement, pursuant to which Carlyle Employee Co. has agreed to provide CGMSFA with access to certain legal, operations, financial, compliance, accounting, internal audit (to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment), clerical and administrative personnel that presently support the CGMSIM Investment Team. Pursuant to the Carlyle Sub-Administration Agreement, CGMSFA has agreed to reimburse Carlyle Employee Co., for its allocable portion of any personnel, other than legal department personnel, that Carlyle Employee Co. provides for its use.

•

CGMSFA has entered into the CELF Sub-Administration Agreement, pursuant to which CELF has agreed to provide CGMSFA with access to compliance personnel, including Matthew Cottrell, our Chief Compliance Officer. Pursuant to the CELF Sub-Administration Agreement, CGMSFA has agreed to reimburse CELF for its allocable portion of the compensatory distributions made and compensation paid to such personnel.

•

We have entered into a license agreement with Carlyle Investment Management L.L.C. (“CIM”), which wholly owns our Investment Adviser and is a wholly owned subsidiary of Carlyle, pursuant to which CIM has granted us a non-exclusive, revocable and non-transferable license to use the name and mark “Carlyle.”

In addition, our executive officers and directors, as well as the other current and future principals of our Investment Adviser, CGMSIM, may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do. Currently, certain of our executive officers, as well as the other principals made available to our Investment Adviser, CGMSIM, manage Churchill Cayman. In addition, the Churchill Financial Investment Team and designated GMS investment professionals would likely be responsible for sourcing and managing Middle Market Senior Loans for any Other Middle Market Vehicle. Accordingly, they may have obligations to investors in any Other Middle Market Vehicle, and, until the end of Churchill Cayman’s reinvestment period on July 10, 2014, Churchill Cayman, the fulfillment of which obligations might not be in the best interests of us or our stockholders.

In addition, we note that any affiliated investment vehicle currently existing, or formed in the future, and managed by our Investment Adviser or its affiliates, including Churchill Financial or Carlyle, may, notwithstanding different stated investment objectives, have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. As a result, we may not necessarily be aware of or have the opportunity to pursue every potential Middle Market Senior Loans opportunity available to Carlyle. As a result, we may be denied the opportunity to participate in investments that are also suitable for other investment funds managed by CGMSIM or an investment manager affiliated with CGMSIM, including Churchill Financial or Carlyle.

Carlyle and its affiliates sponsor several investment funds, accounts and other similar arrangements with strategies overlapping with our strategy, including, without limitation, Churchill Cayman, Carlyle Energy Mezzanine Opportunities Fund and successor funds, Carlyle Strategic Partners series of funds, and for the remaining uncalled capital of its second fund, the Carlyle Mezzanine Partners series of funds, as well as carry funds, hedge funds, managed accounts and structured credit CLO funds. The terms of certain of these investment funds, accounts or other similar arrangements require Carlyle to allocate investment opportunities to such investment funds in priority to allocations to other vehicles, such as us. For example, during the commitment period for Carlyle Energy Mezzanine Opportunities Fund and successor funds, Carlyle is generally obligated to offer any investment opportunities in mezzanine debt investments in energy companies and projects to that fund. As a result, there will likely be circumstances where investments appropriate for us are instead allocated, in whole or in part, to such other investment funds, accounts or other similar arrangements. Where Carlyle otherwise has discretion to allocate investment opportunities among various funds, accounts and other similar arrangements, it should be noted that Carlyle may determine to allocate such investment opportunities away from us. Apart from the circumstances described above, Carlyle will be presented with investment opportunities that generally fall within our investment objective and other Carlyle investment funds or managed accounts, whether focused on a debt strategy or otherwise, and in such circumstances Carlyle will allocate such opportunities among us and such other Carlyle funds on a basis that Carlyle determines to be fair and reasonable taking into account the sourcing of the transaction, the nature of the investment focus of each such other Carlyle investment fund, the relative amounts of capital available for investment, the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals, any requirements contained in the partnership agreements of such other Carlyle funds and other considerations deemed relevant by Carlyle. Consistent with the foregoing, Carlyle expects that other Carlyle investment funds will make investments in the debt of private companies. In addition, Carlyle expects that we will make investments in geographic regions in which other Carlyle investment funds have been or may be specifically organized to invest.

In addition, Carlyle may determine to form Other Middle Market Vehicles. If this were to occur, substantially all investment opportunities that fall within an Other Middle Market Vehicle’s investment objective may also fall within our investment objective. In a more limited number of situations, Churchill Cayman may have overlapping investment opportunities with us prior to the end of Churchill Cayman’s reinvestment period on July 10, 2014. We would generally be required to apply for exemptive relief from the SEC to co-invest in Middle Market Senior Loans with any Other Middle Market Vehicle. Any such exemptive relief, if issued, will be subject to certain terms and conditions and there can be no assurance that such relief will be granted by the SEC. We do not intend to apply for exemptive relief to co-invest with Churchill Cayman. Instead, prior to the end of Churchill Cayman’s reinvestment period on July 10, 2014 and in the absence of the above-mentioned exemptive relief, in the more limited number of situations where such an investment opportunity represents an Overlapping Opportunity for Churchill Cayman, we and any Other Middle Market Vehicle would alternate investment in Overlapping Opportunities with Churchill Cayman. While Carlyle and CGMSIM will seek to implement this allocation process in a fair and equitable manner under the particular circumstances, there can be no assurance that it will result in equivalent allocation of or participation in investment opportunities or equivalent performance of investments allocated to us as compared to the other entities.

In addition, subject to applicable law, we or CGMSIM may, in our or its sole discretion, as the case may be, decide to offer some or all of our stockholders (separately from or in addition to any other persons, including other non-affiliated lenders in the market) opportunities to co-invest with us in allocations that may or may not correspond to such stockholders’ pro rata interests in us. In determining such allocations, we or CGMSIM may take into account any facts or circumstances deemed appropriate (including, for example, the financial resources, sophistication, experience or expertise of a prospective co-investor, Carlyle’s existing relationships or prior experience with a prospective co-investor or possible benefits to Carlyle or an agreement with the prospective co-investor). Such stockholders, including stockholders that own more than 5% of our common stock, and/or other persons may make such co-investments on terms and conditions that are materially different from each other and our investment, and these terms may be more or less favorable to such stockholders and/or other persons, including with respect to fees, expenses, exit rights and other material terms. Neither we nor CGMSIM is under any obligation to provide co-investment opportunities to our stockholders generally, and any such co-investment opportunity may be offered to some and not to other stockholders. In certain circumstances, these co-investments may be made only if approved in advance by the “required majority” (as defined in the 1940 Act) of our Board of Directors and in other circumstances only if we receive an order from the SEC permitting us to do so. There can be no assurance that such an order will be obtained.

Our affiliate, Carlyle, through CGMSIM, considers its “One Carlyle” philosophy and the ability of its professionals to communicate and collaborate across funds, industries and geographies one of its significant competitive strengths. Carlyle has expanded its platform into various lines of business in the alternative asset management industry, which we believe can lead to attractive investment opportunities for us. Pursuant to an allocation policy, through CGMSIM, we will leverage Carlyle’s expanded platform to find investment opportunities that meet our investment strategy. However, we will also be subject to the internal allocation policies of Carlyle and its affiliates, which may result in certain investment opportunities that are attractive to us being allocated to other funds managed by affiliates of Carlyle. Our communications with Carlyle corporate private equity, real asset and fund-of-funds investment professionals are subject to certain restrictions as set forth in its information barrier policy. In that regard, it is not generally expected the investment personnel involved in our day-to-day affairs will discuss any issuer-specific information with other members of Carlyle outside the GMS group, such as the personnel devoted to Carlyle’s buyout and real estate activities.

In the ordinary course of business, we may enter into transactions with affiliates and portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, , we have implemented certain policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between the proposed portfolio investment, us, companies controlled by us, stockholders that own more than 5% of us and our employees and directors. We will not enter into any agreements unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, we have taken appropriate actions to seek Board review and approval or exemptive relief for such transaction. Our Board of Directors will review these procedures on an annual basis.

From time to time the Adviser, the Administrator, their respective affiliates, may pay third-party providers to us of goods or services. We will subsequently reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf.

For information regarding the independence of our directors, see “Item 5. Directors and Executive Officers.”

ITEM 8. LEGAL PROCEEDINGS

Neither we nor our Adviser or our Administrator is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us, or against our Adviser or our Administrator. From time to time, we, our Adviser or our Administrator may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Legal Proceedings Involving Carlyle

In September 2006 and March 2009, Carlyle received requests for certain documents and other information from the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with the DOJ’s investigation of global alternative asset firms to determine whether they have engaged in conduct prohibited by U.S. antitrust laws. Carlyle fully cooperated with the DOJ’s investigation and is currently unable to anticipate what impact it may have on Carlyle or us.

On February 14, 2008, a private class-action lawsuit challenging “club” bids and other alleged anti-competitive business practices was filed in the U.S. District Court for the District of Massachusetts (Police and Fire Retirement System of the City of Detroit v. Apollo Global Management, LLC). The complaint alleges, among other things, that certain global alternative asset firms, including Carlyle, violated Section 1 of the Sherman Act by forming multi-sponsor consortiums for the purpose of bidding collectively in company buyout auctions in certain going private transactions, which the plaintiffs allege constitutes a “conspiracy in restraint of trade.” Count One of the complaint alleges an overarching conspiracy relating to certain large buyout transactions. Count Two of the complaint alleges a conspiracy with regard to the buyout of Healthcare Corporation of America. The plaintiffs seek damages as provided for in Section 4 of the Clayton Act and injunction against such conduct in restraint of trade in the future. The defendants moved for summary judgment on both counts. On March 13, 2013, the Court ruled that plaintiffs could proceed on Count One solely on the basis of an alleged conspiracy to refrain from “jumping” announced proprietary (i.e., non-auction) deals. The Court stated that it will entertain further summary judgment motions by individual defendants as to their participation in the more narrowly-defined alleged conspiracy. The Court also denied summary judgment as to Count Two. The Court has not set a schedule for class certification proceedings.

Along with many other companies and individuals in the financial sector, Carlyle and Carlyle Mezzanine Partners are named as defendants in Foy v. Austin Capital, a case filed in June 2009, pending in the State of New Mexico’s First Judicial District Court, County of Santa Fe, which purports to be a qui tam suit on behalf of the State of New Mexico. The suit alleges that investment decisions by New Mexico public investment funds were improperly influenced by campaign contributions and payments to politically connected placement agents. The plaintiffs seek, among other things, actual damages, actual damages for lost income, rescission of the investment transactions described in the complaint and disgorgement of all fees received. In May 2011, the Attorney General of New Mexico moved to dismiss certain defendants including Carlyle and Carlyle Mezzanine Partners on the ground that separate civil litigation by the Attorney General is a more effective means to seek recovery for the State from these defendants. The Attorney General has brought two civil actions against certain of those defendants, not including the Carlyle defendants. The Attorney General has stated that its investigation is continuing and it may bring additional civil actions.

Carlyle Capital Corporation Limited (“CCC”) was a fund sponsored by Carlyle that invested in AAA-rated residential mortgage backed securities on a highly leveraged basis. In March of 2008, amidst turmoil throughout the mortgage markets and money markets, CCC filed for insolvency protection in Guernsey. Several different lawsuits, described below, developed from the CCC insolvency.

First, on July 13, 2009, a former shareholder of CCC, claiming to have lost $20.0 million, filed a claim against CCC, Carlyle and certain of its affiliates and one of its officers (Huffington v. TC Group L.L.C. et al.) alleging violations of Massachusetts “blue sky” law provisions relating to material misrepresentations and omissions allegedly made during and after the marketing of CCC. The plaintiff seeks treble damages, interest, expenses and attorney’s fees and to have the subscription agreement deemed null and void and a full refund of the investment. In March 2011, the United States District Court for the District of Massachusetts dismissed the plaintiff’s complaint on the grounds that it should have been filed in Delaware instead of Massachusetts based on the forum selection provision in the plaintiff’s subscription agreement. The plaintiff subsequently filed a notice of appeal to the United States Court of Appeals for the First Circuit. The plaintiff lost his appeal to the First Circuit and has filed a new claim in Delaware State Court. The Delaware State Court granted in part and denied in part defendants’ motion to dismiss, which was converted to a motion for summary judgment. The plaintiff has since dismissed the claim without any monetary compensation, in exchange for Carlyle’s dismissal of its counterclaim against him for violation of the forum selection clause.

Second, in November 2009, another CCC investor, National Industries Group (“National Industries”) instituted legal proceedings on similar grounds in Kuwait’s Court of First Instance (National Industries v. Carlyle Group) seeking to recover losses incurred in connection with an investment in CCC. In July 2011, the Delaware Court of Chancery issued a decision restraining the plaintiff from proceeding in Kuwait against Carlyle Investment Management L.L.C. or TC Group, L.L.C., based on the forum selection clause in National Industries’ subscription agreement, which provided for exclusive jurisdiction in the Delaware courts. In September 2011, National Industries reissued its complaint in Kuwait naming CCC only, and reissued its complaint in January 2012 joining Carlyle Investment Management L.L.C. as a defendant. In August 2012, National Industries filed a motion to vacate the Delaware Court of Chancery’s decision. Carlyle successfully opposed that motion and the Court’s injunction remains in effect. In November 2012, National Industries filed a notice to appeal.

Third, the Guernsey liquidators who took control of CCC in March 2008 filed four suits on July 7, 2010 against Carlyle, certain of its affiliates and the former directors of CCC in the Delaware Chancery Court, the Royal Court of Guernsey, the Superior Court of the District of Columbia and the Supreme Court of New York, New York County, (Carlyle Capital Corporation Limited v. Conway et al.) seeking $1.0 billion in damages. They allege that Carlyle and the CCC board of directors were negligent, grossly negligent or willfully mismanaged the CCC investment program and breached certain fiduciary duties allegedly owed to CCC and its shareholders. The liquidators further allege (among other things) that the directors and Carlyle put the interests of Carlyle ahead of the interests of CCC and its shareholders and gave priority to preserving and enhancing Carlyle’s reputation and its “brand” over the best interests of CCC. In July 2011, the Royal Court of Guernsey held that the case should be litigated in Delaware pursuant to the exclusive jurisdiction clause in the investment management agreement. That ruling was appealed by the liquidators, and in February 2012 was reversed by the Guernsey Court of Appeal, which held that the case should proceed in Guernsey. Defendants’ attempt to appeal to the Privy Council was unsuccessful and the plaintiffs’ case in proceeding in Guernsey. In addition, the liquidators’ lawsuits in New York and the District of Columbia were dismissed in December 2011 without prejudice.

Fourth, on June 21, 2011, August 24, 2011, and September 1, 2011, three putative shareholder class actions were filed against Carlyle, certain of its affiliates and former directors of CCC alleging that the fund offering materials and various public disclosures were materially misleading or omitted material information. Two of the shareholder class actions, (Phelps v. Stomber, et al. and Glaubach v. Carlyle Capital Corporation Limited, et al.), were filed in the United States District Court for the District of Columbia. Phelps v. Stomber, et al. was also filed in the Supreme Court of New York, New York County and was subsequently removed to the United States District Court for the Southern District of New York. The two original D.C. cases were consolidated into one case, under the caption of Phelps v. Stomber, and the Phelps named plaintiffs were designated “lead plaintiffs” by the court. The New York case was transferred to the D.C. federal court and the plaintiffs requested that it be consolidated with the other two D.C. actions. The plaintiffs were seeking all compensatory damages sustained as a result of the alleged misrepresentations, costs and expenses, as well as reasonable attorney’s fees. On August 13, 2012, the United States District Court for the District of Columbia dismissed both the D.C. and New York class actions. The plaintiffs have moved for leave to amend their compliant and/or for amendment of the Court’s decision, and the defendants have opposed these motions. The plaintiffs also have noticed an appeal to the Court of Appeals for the District of Columbia Circuit, but the appeal is being held in abeyance until the District Court resolves pending motions.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Until the completion of a Qualified IPO, our outstanding common stock will be offered and sold in transactions exempt from registration under the Securities Act under Section 4(2) and Regulation D, as well as under Regulation S under the Securities Act. See “Item 10. Recent Sales of Unregistered Securities” for more information. There is no public market for our common stock currently, nor can we give any assurance that one will develop.

Because shares of our common stock are being acquired by investors in one or more transactions “not involving a public offering,” they are “restricted securities” and may be required to be held indefinitely. Our common shares may not be sold, transferred, assigned, pledged or otherwise disposed of unless (i) our consent is granted, and (ii) the common shares are registered under applicable securities laws or specifically exempted from registration (in which case the stockholder may, at our option, be required to provide us with a legal opinion, in form and substance satisfactory to us, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the common shares until we are liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the common shares may be made except by registration of the transfer on our books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the common shares and to execute such other instruments or certifications as are reasonably required by us.

Holders

Please see “Item 4. Security Ownership of Certain Beneficial Owners and Management” for disclosure regarding the holders of our common stock.

Distribution Policy

To the extent that we have income available, we intend to distribute quarterly dividends to our stockholders, beginning after our first full quarter following the completion of the Initial Drawdown. The amount of our dividends, if any, will be determined by our Board of Directors. Any dividends to our stockholders will be declared out of assets legally available for distribution. We anticipate that our distributions will generally be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio, and any other income, including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees, that we receive from portfolio companies. However, if we do not generate sufficient taxable earnings during a year, all or part of a distribution may constitute a return of capital. The specific tax characteristics of our dividends and other distributions will be reported to stockholders after the end of each calendar year.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC commencing with our 2013 taxable year. To maintain our qualification as a RIC, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders on an annual basis. In order to avoid certain excise taxes imposed on RICs, we intend to distribute during each calendar year an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gain net income (both long-term and short-term) for the one-year period ending on October 31 of the calendar year; and, (3) any ordinary income and capital gain net income (both long-term and short-term) for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment, pay U.S. federal income tax on such amounts at regular corporate tax rates, and elect to treat such gains as deemed distributions to stockholders. If this happens, stockholders will be treated as if they had received an actual distribution of the capital gains we retain and reinvested the net after-tax proceeds in us. In this situation, stockholders would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to their allocable share of the tax we paid on the capital gains deemed distributed. See “Item 1. Business — Material U.S. Federal Income Tax Considerations.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We intend to make distributions in additional shares of our common stock unless a stockholder elects to receive dividends and/or long-term capital gains distributions in cash. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors receiving distributions paid in the form of additional shares of our common stock would not receive any corresponding cash distributions with which to pay any such applicable taxes. See “— Dividend Reinvestment Plan,” below. Stockholders who hold shares of our common stock in the name of a broker or financial intermediary should contact the broker or financial intermediary regarding an election to receive distributions in cash. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Dividend Reinvestment Plan

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result of adopting such a plan, if our Board of Directors authorizes, and we declare, a cash dividend or distribution, our stockholders who have not opted out of our dividend reinvestment plan will have their cash dividends or distributions automatically reinvested in additional shares of our common stock, rather than receiving cash.

No action will be required on the part of a registered stockholder to have his cash dividends and distributions reinvested in shares of our common stock. A registered stockholder could instead elect to receive a dividend or distribution in cash by notifying the plan administrator, which is also our transfer agent and registrar, in writing, so that such notice is received by the plan administrator no later than the record date for such dividend or distribution. The plan administrator will set up an account for shares of our common stock acquired through the plan for each stockholder who does not elect to receive dividends and distributions in cash and hold such shares in non-certificated form. Those stockholders whose shares are held by a broker or other financial intermediary could receive dividends and distributions in cash by notifying their broker or other financial intermediary of their election.

Stockholders who receive dividends and distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their dividends and distributions in cash. However, since a participating stockholder’s cash dividends and distributions will be reinvested in our common stock, such stockholder will not receive cash with which to pay applicable taxes on reinvested dividends and distributions. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend or distribution from us will generally be equal to the cash that would have been received if the stockholder had received the dividend or distribution in cash, unless we were to issue new shares that are trading at or above net asset value, in which case, the stockholder’s basis in the new shares will generally be equal to their fair market value. Any stock received in a dividend or distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

In conjunction with our formation, Carlyle GMS Investment Management purchased 100 shares of our common stock at a purchase price of $20.00 per share. These shares were issued and sold in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary possesses the provisions deemed to be material, but is not necessarily complete.

Stock

Our authorized stock consists of 200,000,000 shares, par value $0.01 per share, all of which are initially designated as common stock. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The following are our outstanding classes of securities as of January 31, 2013:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under(3)
Common stock	200,000,000	—	100

Under our charter our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to the issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. However, that issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the corporation or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We have entered into indemnification agreements with our directors and executive officers that will provide the maximum indemnification permitted under Maryland law and the 1940 Act.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our Board of Directors will be divided into three classes of directors serving staggered three-year terms. The initial terms of the first, second and third classes will expire in 2014, 2015 and 2016, respectively, and in each case, those directors will serve until their successors are duly elected and qualify. Beginning in 2014, upon expiration of their current terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A staggered board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of our Board of Directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

As permitted by our charter, our bylaws provide that the affirmative vote of the holders of a plurality of the outstanding shares of stock entitled to vote in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to our charter and bylaws our Board of Directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be increased or decreased only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than one nor more than twelve unless our bylaws are amended in which case we may have more than twelve directors but never less than one. Our charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Exchange Act, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is a stockholder of record both at the time of giving notice, as provided by the bylaws, and at the time of the annual meeting and who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving notice, as provided by the bylaws, and at the time of the special meeting and who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by a majority of our Board of Directors, the Chairman of the Board and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the Secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that the following matters require the approval of stockholders entitled to cast at least 80% of the votes entitled to be cast: (i) certain charter amendments; (ii) any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company; (iii) any proposal for our liquidation or dissolution; or (iv) any proposal regarding a merger, consolidation, share exchange or sale or exchange of all or substantially all of our assets that the Maryland General Corporation Law requires to be approved by our stockholders. However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board of Directors shall determine such rights apply.

Control Share Acquisitions

The Maryland General Corporation Law, pursuant to the Control Shares Act, provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act. The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Act would, if implemented, violate Section 18(i) of the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder (the “Business Combination Act”). These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons (as defined in the 1940 Act). This resolution may be altered or repealed in whole or in part at any time; however, our Board of Directors will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Exclusive Forum

Our charter and bylaws provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, the charter or bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a federal or state court located in the state of Delaware, provided that to the extent the appropriate court located in the state of Delaware determines that it does not have jurisdiction over such action, then the sole and exclusive forum shall be any federal or state court located in the state of Maryland. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Company, with postage thereon prepaid.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

See “Item 11. Description of Registrant’s Securities to be Registered — Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses.”

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Set forth below is an index to our audited balance sheet attached to this Registration Statement.

Index to Balance Sheet

Carlyle GMS Finance, Inc.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between Carlyle GMS Finance and its accountant on any matter of accounting principles, practices, or financial statement disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) List separately all financial statements filed

The financial statements attached to this Registration Statement are listed under “Item 13. Financial Statements and Supplementary Data.”

(b) Exhibits

3.1	Articles of Amendment and Restatement

3.2	Amended and Restated Bylaws

4.1	Form of Subscription Agreement

10.1	Advisory Agreement

10.2	Administration Agreement

10.3	Form of Indemnification Agreement

21.1*	Subsidiaries of the Registrant

*	— Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLYLE GMS FINANCE, INC.

By:	/s/ Kenneth J. Kencel
Kenneth J. Kencel President

Date: April 11, 2013

INDEX TO BALANCE SHEET

Carlyle GMS Finance, Inc.

Report of Independent Registered Public Accounting Firm

The Directors and Stockholder

Carlyle GMS Finance, Inc.

We have audited the accompanying balance sheet of Carlyle GMS Finance, Inc. (the “Company”) as of December 31, 2012. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Carlyle GMS Finance, Inc. as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

January 16, 2013

New York, New York

Carlyle GMS Finance, Inc.

(A Development Stage Company)

Balance Sheet

As of December 31, 2012
Assets
Cash and cash equivalents	$2,000

Total Assets	$2,000
Commitments and Contingencies (Note 3)	—

Net Assets
Common stock, $0.01 par value; 200,000,000 shares authorized; 100 shares issued and outstanding	$1

Additional paid-in capital	1,999

Total Net Assets	$2,000

Net Asset Value Per Share	$20

The accompanying notes are an integral part of this Balance Sheet.

Carlyle GMS Finance, Inc.

(A Development Stage Company)

Notes to Balance Sheet

(1) Organization and Basis of Presentation

Organization

Carlyle GMS Finance, Inc. (“Carlyle GMS” or the “Company”) is a Maryland corporation formed on February 8, 2012 structured as an externally managed, non-diversified closed-end investment company. The Company intends to elect to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes the Company intends to elect to be treated as a “regulated investment company” (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. The Company will be externally managed by Carlyle GMS Investment Management L.L.C. (“Adviser”), an investment adviser that is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Carlyle GMS Finance Administration, LLC (“Administrator”) will provide the administrative services necessary for the Company to operate. Both the Adviser and Administrator are wholly owned subsidiaries of The Carlyle Group, L.P. (“Carlyle”), a global alternative asset manager.

As of December 31, 2012, no operations other than the sale and issuance of 100 shares of common stock at an aggregate purchase price of $2,000 to the Adviser have occurred.

Business Purpose

The Company was formed primarily to invest in first lien senior secured and unitranche loans (“Middle Market Senior Loans”) made predominately to private U.S. middle market companies that are, in many cases, controlled by private equity firms. The Company expects that between 70% and 80% of the value of its assets will be invested in Middle Market Senior Loans with the balance invested in higher-yielding investments which may include middle market junior loans such as corporate mezzanine loans, equity co-investments, broadly syndicated first lien senior secured loans and second lien loans, high-yield bonds, structured products and/or other opportunistic investments.

Basis of Presentation

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company’s first fiscal period is expected to end on December 31, 2013.

Development Stage Company

The Company is a development stage company as defined by ASC 915-10-05, “Development Stage Entity.” The Company is continuing to devote substantially all of its efforts to establishing the business and its planned principal investment operations have not commenced.

No base management or incentive fees will be paid to the Adviser until commencement of investment activities. The base management fee will be calculated and payable quarterly in arrears at an annual rate of 1.50% of gross assets. Prior to the completion of an initial public offering of the Company’s common stock, the Adviser will waive its right to receive one-third (0.50%) of the base management fee. The incentive fee will consist of two parts. The first part will be calculated and payable quarterly in arrears and equals 20% of pre-incentive fee net investment income for the immediately preceding calendar quarter, subject to a preferred return of 1.5% per quarter (6% annualized), or “hurdle,” and a “catch-up” feature. The second part will be determined and payable in arrears as of the end of each calendar year in an amount equal to 20% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation less the aggregate amount of any previously paid capital gain incentive fees.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Such estimates could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments (e.g. money market funds, U.S. treasury notes) with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value. The Company’s cash and cash equivalents are held with financial institutions.

Income Taxes

The Company intends to elect to be treated as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Company represents obligations of the Company’s investors and will not be reflected in the balance sheet of the Company.

New Accounting Standards

Management does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying balance sheet.

(3) Commitments and Contingencies

Upon receipt of a formal commitment of external capital, the Company will bear the initial organization and offering costs incurred prior to the commencement of investment activities up to a maximum amount of $1.5 million. Any initial organization and offering costs in excess of $1.5 million will be borne by the Adviser. In the event receipt of a formal commitment of external capital does not occur, initial organization and offering costs incurred will be borne by the Adviser. As there has been no formal commitment of external capital as of the date of issuance of this balance sheet, no such costs have been recorded by the Company.

(4) Net Assets

In connection with its formation, the Company has the authority to issue 200,000,000 shares of common stock at $0.01 per share par value.

On March 30, 2012, the Company issued 100 common shares for $2,000 to its Adviser. The Company has not had any other equity transactions.

(5) Subsequent Events

Carlyle GMS Finance SPV LLC (“Borrower Sub”) was formed on January 3, 2013 as a wholly-owned subsidiary of the Company. The Company will consolidate the Borrower Sub. The Borrower Sub has received commitments to enter into a revolving credit facility with various lenders (the “Revolving Credit Facility”). The Company expects the Revolving Credit Facility will become effective shortly after the Company has completed its initial drawdown of capital. The Revolving Credit Facility is expected to initially provide for secured borrowings up to the lesser of $500 million or the amount of capital commitments the Company has received, subject to restrictions imposed on borrowings under the 1940 Act and the existence of adequate collateral to support such borrowings. The Company expects that such borrowings will be used primarily to fund purchases of Middle Market Senior Loans. The Company expects the Revolving Credit Facility to provide for a three-year revolving period (with two one-year extension options, subject to Borrower Sub’s and the lenders’ consent) and have a maturity date six years from the date the facility closes (extendable in connection with an extension of the revolving period). Base rate borrowings under the Revolving Credit Facility are expected to bear interest initially at LIBOR plus 2.25% per year. Borrower Sub is also expected to be required to pay a commitment fee of between 0.25% and 1.00% per year depending on the usage of the Revolving Credit Facility. The lenders will have a first lien security interest in all of the assets of Borrower Sub.

The Company has evaluated whether any material events have occurred subsequent to December 31, 2012 (referred to as subsequent events) through January 16, 2013, the date that the balance sheet was available to be issued.